Exhibit 99.1

London | 09 November 2017: National Grid, a leading energy transmission and distribution company, today announces its Half Year results.

Report for the period ended

30 September 2017

Operational Highlights

•    Good progress against key priorities

•    Continued strong momentum in the US

•    Niagara Mohawk rate case filing at settlement stage

•    Massachusetts Gas and Rhode Island filings imminent

•    Continued solid performance in the UK Regulated business

•    Electricity System Operator separation framework agreed

•    UK Interconnector projects to Norway, Belgium and France progressing well

Financial Highlights

•    Adjusted[1] operating profit, excluding timing up 4% to £1.4bn (statutory operating profit at £1.3bn)

•    Adjusted EPS of 18.5p, including adverse timing of 1.9p (statutory EPS of 19.5p)

•    Capital investment of £2.0bn, up 7% (4% at constant currency)

•    Interim dividend of 15.49p per share, up 2.1%, in line with policy

•    £3.6bn from Gas Distribution sale returned via special dividend and ongoing share buybacks

•    Strong balance sheet maintained

•    Full year outlook reiterated; financial performance weighted to the second half due to US seasonality

 Financial Summary

Six months ended 30 September
	Continuing statutory results		Continuing adjusted results
Unaudited	2017	2016	2017	2016	2016 estimate including GD stake[2]
Operating profit (£m)	1,274	1,472	1,259	1,443	1,443
Profit before tax (£m)	847	965	807	1,030	1,116
Earnings per share (p)	19.5	22.1	18.5	21.3	25.0

Group capital investment	2,000	1,866	2,000	1,866	1,866

John Pettigrew

Chief Executive

“We have delivered a solid financial performance in line with our expectations, made further progress to evolve our business and maintained a world class, safe and reliable service. Our focus on efficiency and innovation has reduced costs and generated increased savings for bill payers. We also invested a further £2bn in critical infrastructure during the period. Our improved performance in the US is encouraging, with this part of the business now representing an increasingly important part of our investment proposition. Having reshaped our portfolio in the UK, we continue to expect our electricity and gas transmission businesses to deliver high levels of performance.

Our outlook for the year is unchanged, underpinned by our expectations for a stronger second half. We are focused on completing rate filings in the US, continuing proactive discussions with Ofgem ahead of the next regulatory settlement in 2021 and seeking new opportunities to grow the business and optimise our performance. We are confident that our strategy continues to create value for shareholders, delivering an attractive yield, and asset growth in the 5% to 7% range.”

1 Unless otherwise stated, all financial commentaries in this release are given on an adjusted basis for our continuing operations, at actual exchange rates.

‘Adjusted results’ and a number of other terms and performance measures used in this document are not defined within accounting standards and may be applied differently by other organisations. For clarity, we have provided definitions of these terms and, where relevant, reconciliations on pages 43 – 46.

2 ‘2016’ results are presented on a continuing basis. In order to provide additional comparative earnings information, we also show an estimate of our results for the six months ended 30 September 2016 adjusted to include an estimated contribution from a 39% stake in UK Gas Distribution (now Cadent). The estimate of EPS presented for this purpose also reflects an indicative reduction in the weighted average number of shares in issue to reflect our current capital structure.

National Grid	2017/18 Half Year Results Statement

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Conference call details

An analyst presentation will be held at the London Stock Exchange, 10

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webcast of the results presentation available to view at investors.nationalgrid.com.

  Live telephone coverage of the analyst presentation at 09:15

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National Grid	2017/18 Half Year Results Statement

OVERVIEW OF THE FIRST HALF

National Grid has made a solid start to the year, delivering strong operational and safety performance. Capital investment has increased to £2bn for the first six months of the year, reflecting significant investment in developing and maintaining gas and electricity infrastructure that provides critical services for millions of customers in the UK and US.

Adjusted operating profit excluding timing increased £50m (or 4%) versus the prior period to £1,368m.

Six months ended 30 September Adjusted operating profit excluding timing	At actual exchange rates			At constant currency
(£m)	2017	2016	% change	2016	% change
UK Electricity Transmission	540	610	(11)	610	(11)
UK Gas Transmission	144	115	25	115	25
US Regulated	526	441	19	467	13
NG Ventures and other activities	158	152	4	151	5
Group total adjusted operating profit excluding timing	1,368	1,318	4	1,343	2

‘Adjusted results’ and a number of other terms and performance measures are not defined within accounting standards and may be applied differently by other organisations. For clarity, we have provided definitions of these terms and, where relevant, reconciliations on pages 43 – 46.

US Regulated business continues to make significant progress

The US Regulated business continues to make good progress with its rate case programme, supporting an increased level of investment and providing a clear path for improving returns. It is expected that the drivers for investment in the Northeast US will sustain a high level of asset growth for the US business of around 7% per annum over the medium term.

Niagara Mohawk rate case progressing well

As described at September’s New York teach-in, National Grid’s Niagara Mohawk rate case is on track. The Company is currently engaged in settlement discussions with the staff of the New York Public Service Commission and remains confident that a reasonable settlement can be reached, with new rates effective from April 2018.

Massachusetts Gas and Rhode Island Electric and Gas to file rate cases this month

National Grid plans to file rate cases for its Massachusetts Gas and Rhode Island Electric and Gas utilities in November 2017. Together these companies represent around 20% of National Grid’s US rate base and are the final distribution companies to file for new rates following the temporary hiatus in rate case filings between 2013 and 2015. New rates would be expected to come into effect by September 2018 for Rhode Island Electric and Gas and October 2018 for Massachusetts Gas.

UK businesses focused on delivering further cost savings under RIIO T1 while engaging stakeholders to deliver a positive and sustainable framework for the future

National Grid’s UK regulated operations continue to perform well in the fifth year of the eight year RIIO T1 price control. Reliability remains strong while the businesses continue to drive efficiency and build on the significant total expenditure (totex) savings achieved for customers.

UK regulation continues to be a key focus. Ofgem’s consultation on introducing competition for the Hinkley Seabank connection is ongoing and National Grid aims to ensure that the development proceeds in a way that balances risk and cost for customers. National Grid has also started early stakeholder engagement for RIIO T2 which is expected to begin in 2021.

National Grid	2017/18 Half Year Results Statement

National Grid supports a customer-centric approach for the Hinkley Seabank connection

National Grid has submitted its response to Ofgem’s consultation on the needs case and three potential delivery methods for the Hinkley Seabank connection. The Company’s approach to this project has already reduced risk and delivered benefits to consumers by accelerating the planning process. We have responded to the consultation and await Ofgem’s decision.

National Grid is working proactively with Ofgem to achieve shared objectives for RIIO T2

In the UK, there has been wide ranging commentary on the functioning and ownership of the UK’s energy sector, and whether it is delivering value for customers. National Grid is a responsible organisation and will continue to work closely with local and national governments to ensure we can deliver a world-class service while responding to customer needs. Since privatisation National Grid has made significant progress. Electricity Transmission costs today are 30% lower than pre-privatisation levels on a real basis and in the last 10 years, National Grid has invested around £14bn in transmission infrastructure. Electricity and gas transmission costs represent 3% of the average household bill and under RIIO, the Group continues to invest and drive efficiency.

National Grid continues to work proactively with the government and Ofgem to ensure we achieve the shared objectives of putting the customer at the heart of decisions, while ensuring infrastructure is built as efficiently as possible and with a fair balance between risks, performance and returns for all stakeholders.

National Grid has highlighted five key principles for an effective framework. These are: giving all stakeholders a stronger voice in defining desired outcomes from networks; aligning the interests of companies and consumers; clarifying the allocation of risk between companies and consumers; allowing regulated companies to earn returns that are fair and represent good value for consumers and capital providers; and providing a stable and predictable regulatory regime which attracts efficient financing and investment over the long term.

Framework agreed for electricity System Operator separation

Following extensive consultation, Ofgem announced the scope of changes and the funding that National Grid will receive to evolve our electricity System Operator business. The System Operator will have an important role in delivering reliable and affordable electricity as we transition to lower carbon forms of generation. Following Ofgem’s announcement, the Company has continued to prepare for April 2019, when the electricity System Operator will operate as a legally separate company with its own board and licence, while being wholly owned by National Grid.

National Grid is delivering on its commitment to return £4bn of proceeds from the Gas Distribution sale

Following the completion of the sale of the majority stake in the Gas Distribution business on 31 March 2017, National Grid has returned the vast majority of the net proceeds to shareholders. In June 2017, the Company paid a special dividend totalling £3.2bn or 84.375p per share and continues to return capital through an ongoing £835m share buyback programme. At 30 September, £413m of shares had been bought back with the remainder of the programme expected to be concluded by April 2018.

Solid first half for NG Ventures and other activities

NG Ventures and other activities have had a solid start to the year, with a total contribution of £233m, consisting of adjusted operating profit and post-tax share of JVs and associates earnings. Construction of the North Sea Link and Nemo Link interconnectors remains on track and offshore surveys commenced for IFA2, the second interconnector with France. The business has also been awarded preferred bidder status on the Shetland transmission project in the UK and won a competitive battery storage project and a separate solar project on Long Island. Other activities have benefitted from higher property profitability due to more sales in the first half of the year compared to the prior period.

National Grid	2017/18 Half Year Results Statement

OPERATIONAL PERFORMANCE

In the first half of the year, National Grid delivered solid operational performance in line with the Company’s high standards of network availability and reliability.

The UK Electricity Transmission business has continued to have one of the highest levels of reliability in Europe.

The electricity System Operator has been working to ensure it has the right tools in place to efficiently balance the system. This will be the first winter under the new capacity market mechanism, which has contributed to a significant improvement in the forecast de-rated electricity capacity margin to 6.2 GW or 10.3%, up from 5.7% last winter.

The US networks have also performed reliably over the first six months and are on track for another strong year of performance.

Storm response continues to be an area of focus for National Grid in the US. Since June, the US business has seen a number of severe storms affect our Upstate New York and New England service territories. In November the New England territory was hit by one of the most severe storms in recent years impacting service for 400,000 customers. Preliminary indications are that the storm will cost around $50m, the majority of which is expected to be recovered in future periods.

Additionally, during the first half of the year, the US was hit by extreme storms outside the Group’s service territory. National Grid sent over 300 employees and contractors from across all our jurisdictions to assist with restoration efforts in Florida and North Carolina, following Hurricane Irma in September.

The Group targets world class safety performance, measured as a lost time injury frequency rate of 0.1 or better for both directly employed staff and contractors (i.e. 0.1 lost time injuries per 100,000 hours worked in a 12-month period). After the first six months the business is on track to achieve this target once again for the full year. Safety continues to be a key focus area for National Grid to ensure it maintains its strong performance.

Focused on efficiency

In the UK, the benefits of the RIIO framework continued to be seen, with further innovative solutions developed in both Gas and Electricity Transmission businesses. One of many examples is the expected savings of £15m, or 20%, in the rebuild of the Littlebrook 400kV substation. This was achieved through an incremental gains approach where all aspects of the design and layout of the substation were reviewed.

The US Regulated business is also focused on efficiency as it delivers its extensive capital programme. This year, National Grid has formed a US capital delivery function based on the successes in the UK which has been a key factor in the delivery of £460m of UK customer savings (including National Grid’s UK Gas Distribution business) over the first half of RIIO. The US capital delivery group will focus on the largest projects and programmes, accounting for almost two thirds of the annual spend, with the objective of delivering the capital plan more efficiently, reducing cost and risk.

On the gas side, the US business is ensuring it is well positioned for future growth, by building a more robust gas system to meet expected asset replacement and customer growth requirements and to address the increasing regulatory requirements around gas safety. The gas business enablement programme has been designed to support this growth while leaving the business well positioned to respond to the evolving expectations of customers and deliver on the enhanced expectations of our regulators with regards to gas safety and compliance reporting.

National Grid	2017/18 Half Year Results Statement

GROWTH

Balanced portfolio to deliver asset growth and sustainable dividend

National Grid aims to deliver value to shareholders through maintaining a portfolio of businesses with strong operational performance alongside attractive annual asset growth of around 5 to 7% assuming long-run average UK RPI inflation of 3%. Following the completion of the sale of a majority stake in UK Gas Distribution on 31 March 2017, the Group’s portfolio of businesses is expected to deliver higher growth within the 5% to 7% range, while maintaining a strong balance sheet that allows the Group to continue to fund its investment programme and maintain the policy of increasing dividend per share by at least RPI for the foreseeable future.

£2.0bn of capital investment across the Group

National Grid continued to make significant investment in energy infrastructure in the first six months of the year. Capital investment across the Group was £2,000m, an increase of £68m or 4% at constant currency compared to the first half of 2016/17.

Six months ended 30 September Group capital investment	At actual exchange rates			At constant currency
(£m)	2017	2016	% change	2016	% change
UK Electricity Transmission	515	586	(12)	586	(12)
UK Gas Transmission	157	116	35	116	35
US Regulated	1,095	1,039	5	1,101	(1)
NG Ventures and other activities*	233	125	86	129	81
Group capital investment	2,000	1,866	7	1,932	4

* NG Ventures and other activities capital investment includes equity and financing in joint ventures and associates but excludes £8m and £5m equity contribution to St William property joint venture for 2017 and 2016, respectively.

The UK regulated businesses invested £672m in the first half of 2017/18, with UK Electricity Transmission and UK Gas Transmission both investing in asset health to meet their respective Network Output Measures. Investment in our UK Electricity Transmission business reduced reflecting the Western HVDC Link project nearing completion, as well as reduced spend on the Wimbledon substation compared to last year. UK Gas Transmission investment increased compared to last year, as work continued on our Feeder 9 project to build a replacement pipeline under the Humber Estuary, as well as work on a new compressor turbine at Peterborough.

Investment in the US Regulated business was £1,095m for the first six months of the year, a decrease of £6m at constant currency. The business continues its significant investment in leak prone pipe replacement, enabling customer growth and reinforcing the electricity system to improve the safety and reliability of networks. This sustained level of investment was a key feature of the updated regulatory filings in Massachusetts Electric and the downstate New York gas businesses (KEDNY and KEDLI) and is expected to continue in future filings, supporting strong levels of rate base growth over the medium term.

National Grid Ventures and other activities investment increased by 81% to £233m in the first half of the year versus the prior period. Construction of the North Sea Link and Nemo Link progressed well in the period, with the detailed seabed surveys and design works on track and cable laying commencing on the Nemo Link.

National Grid	2017/18 Half Year Results Statement

FINANCIAL STRENGTH

Over £1.1bn of new long-term financing

National Grid’s balance sheet remains robust, with strong investment grade credit ratings from Moody’s, Standard & Poor’s and Fitch.

During the past six months, National Grid has raised over £1.1bn of new long-term financing in the capital markets. This includes new funding for the US business at the holding company level and the operating company level for the Massachusetts Gas business.

We continue to find innovative ways to fund our business. For example, in October we secured export credit agency financing of €0.4bn for our investment in the second French Interconnector, providing an attractively priced and diversified source of funding for the Group.

Interim dividend of 15.49p, increased in line with policy

The Board has approved an interim dividend of 15.49p per ordinary share ($1.02 per American Depositary Share). This represents 35% of the total dividend per share of 44.27p in respect of the last financial year to 31 March 2017 and is in line with the Group’s dividend policy. The interim dividend is expected to be paid on 10 January 2018 to shareholders on the register as at 24 November 2017.

The Group’s dividend policy is to grow the ordinary dividend per share at least in line with the rate of UK RPI inflation each year for the foreseeable future. The 2017/18 interim dividend of 15.49p represents a 0.32p (2.1%) increase over the interim dividend for the year ended 31 March 2017 of 15.17p.

The scrip dividend alternative will again be offered. This is an efficient means for many investors to reinvest cash dividends in National Grid shares and can provide balance sheet support during a period of higher asset growth. The Directors received authority to allot and buy back shares at the Annual General Meeting on 31 July 2017. The Board expects to continue the active approach towards managing any excess dilution arising through the operation of its scrip dividend programme.

Board changes

As previously announced, on 31 July 2017 Ruth Kelly stepped down from her role as Non-executive Director of the Board.

National Grid	2017/18 Half Year Results Statement

OUTLOOK

Overall Group performance is anticipated to remain in line with the expectations set out at the full year results announcement in May 2017.

Financial performance will be significantly weighted to the second half, primarily due to seasonality of US Regulated profits. Performance in the US business is expected to improve year over year driven by a full year of new rates in our downstate New York gas and Massachusetts Electric businesses. In the UK Transmission businesses, totex performance is expected to remain consistent although incentive performance and legacy allowances are expected to decline. The overall contribution from NG Ventures and Other is expected to be higher than last year.

Capital investment is expected to increase to over £4bn driven by increased workload agreed under the new rate agreements in the US, together with higher asset health investment in our UK Transmission businesses and further investment in NG Ventures and Other.

Looking further ahead, National Grid is well-positioned to play a leading role as the energy market evolves. National Grid’s reputation for innovation and delivery against regulatory outcomes will unlock opportunities for investment in the UK and US for continued growth and returns.

The Board believes that National Grid is in a strong position to continue to deliver a safe and reliable service to customers, while sustaining a strong balance sheet, delivering attractive asset growth and continuing the Group’s commitment to the existing dividend policy.

National Grid	2017/18 Half Year Results Statement

2017/18 TECHNICAL GUIDANCE

The outlook and technical guidance contained in this statement should be reviewed, together with the forward looking statements set out in this release, in the context of the cautionary statement. It is prepared on the basis of the Group’s continuing operations (i.e. after the completion of the sale of our 61% equity interest in NGGD) and for more meaningful narrative, prior year comparatives include an estimated equivalent contribution from a 39% stake in UK Gas Distribution (now Cadent) and associated return of capital. ‘Adjusted results’ and a number of other terms and performance measures are not defined within accounting standards and may be applied differently by other organisations. For clarity, we have provided definitions of these terms and, where relevant, reconciliations on pages 43 – 46.

UK Electricity Transmission

Net Revenue (excluding timing) is expected to decrease, with approximately a £70m reduction in revenue allowances compared to 2016/17 reflecting lower allowed base revenue and increased MOD adjustments3, partially offset by inflationary increases. MOD adjustments are expected to remain at least at the same level as in 2017/18, over the remainder of the RIIO price control.

Balancing Services Incentives Scheme (BSIS) performance is also expected to reduce in 2017/18, reflecting the revised incentive arrangements announced by Ofgem in April.

Totex outperformance is expected to be broadly in line with 2016/17, but incentive performance is expected to decline. Overall, Return on Equity outperformance is expected to be towards the higher end of the 200 – 300 basis points range.

UK Gas Transmission

Net Revenue (excluding timing) is expected to increase, with approximately £40m of additional revenue allowances compared to 2016/17, due to an increase in base revenues and the impact of inflation on our revenue allowances.

Totex and incentive performance are both expected to be similar to the prior year and, as expected, a number of legacy allowances will cease. As a result, Return on Equity is expected to be around the allowed level in 2017/18.

UK Timing

Revenues will be impacted by timing of recoveries including impacts from prior years. Electricity Transmission will continue to benefit from collection of prior year under-recoveries, although overall timing recoveries are expected to be significantly (c £100m) lower than in 2016/17. Gas Transmission timing is expected to be negative in 2017/18 compared to a £62m over-recovery in 2016/17.

US Regulated operations

Net Revenue (excluding timing) is expected to increase, with the full year benefit of new rate case filings and capex trackers. Inflationary pressure on controllable costs, increased cost of agreed works in rate filings, increased depreciation and cost of removal expenses and higher property taxes are expected to be broadly offset by the absence of the capital costs write offs experienced in 2016/17.

Return on Equity for overall US Regulated operations is expected to increase, reflecting a full year impact of new rate plans and we are targeting 90% of the average allowed returns in 2017/18.

3 In November 2016, Ofgem ran the financial models that calculate substantial elements of the revenue allowances for National Grid’s UK regulated businesses. The outcome of these model runs (known as the ‘MOD adjustments’) were in line with National Grid’s expectations.

National Grid	2017/18 Half Year Results Statement

US Timing

US in-year timing is heavily influenced by weather related volumetric impacts and commodity prices, particularly over the last quarter of the financial year. The business continues to collect the New York State Energy Research and Development Authority (NYSERDA) funding programme, with the balance at September standing at $358m. The collections are expected to continue to at least November, after which point the balance will begin to be passed on to NYSERDA with approval from the NY PSC.

NG Ventures and other activities

National Grid Ventures comprises our Grain LNG and Metering businesses in the UK, our existing interconnectors and those that are under development together with distributed energy opportunities including our partnership with Sunrun in the US.

Revenue is expected to decrease year-on-year, mainly due to lower auction revenues at our French interconnector and fewer domestic meters in the Metering business as the smart metering roll-out gradually gathers pace. Revenues from the Property business are expected to increase slightly year-on-year.

Other costs are expected to decrease in 2017/18 compared to the higher costs in 2016/17 associated with one-off business change programmes and US business development costs.

Joint Ventures and Associates

Our share of the profit after tax of joint ventures and associates will reflect the inclusion of our ongoing 39% share of Cadent profit after tax. Our share of Cadent earnings is expected to decrease compared to an estimated 2016/17 contribution of £144m. The reduction reflects lower base revenues and adverse timing. Our other joint ventures and associates are expected to deliver a similar performance compared to 2016/17.

Adjusted Interest and Taxation

Adjusted net finance costs in 2017/18 are expected to increase driven by higher RPI accretions, (primarily in the first half of the year), and higher average net debt.

For the full year 2017/18, the effective tax rate, excluding joint venture and associate post-tax profits, is expected to be around 27%.

Investment, Growth and Net Debt

Overall Group capital investment for 2017/18 is expected to increase to over £4bn with anticipated increases in asset health spend in UK Electricity Transmission and Gas Transmission. In the US, investment is expected to increase driven by higher spend on mains replacement, system reinforcements and customer growth. National Grid Ventures and other activities spend is also expected to increase as we invest more in interconnector development.

Depreciation is expected to increase, reflecting continued high levels of capital investment.

Operating cashflow generated from continuing operations is expected to increase slightly compared to last year, reflecting lower pension payments.

Net debt is expected to increase from £23.1bn at the half year excluding the impact of foreign exchange, reflecting the return of the remaining £0.4bn of Gas Distribution disposal proceeds and ongoing business cash requirements of approximately £0.5bn.

Weighted average number of shares are expected to reduce reflecting the share consolidation and share buyback programme following the distribution of Gas Distribution disposal proceeds. We expect the consolidation and ongoing share buyback (which commenced on 2 June 2017) to have the effect of reducing the number of shares in issue by approximately 400 million. This will have a partial impact on the weighted average number of shares in 2017/18 with a full impact in 2018/19.

National Grid	2017/18 Half Year Results Statement

FINANCIAL REVIEW

Unless otherwise stated, all financial commentaries in this release are given on an adjusted basis at actual exchange rates to provide a more meaningful analysis of the results for the period. For definitions and metrics see pages 22 to 23 of this statement and where relevant, reconciliations on pages 43 to 46.

Six months ended 30 September

Adjusted operating profit
(£m) – actual exchange rates	2017	2016	% change
UK Electricity Transmission	542	697	(22)
UK Gas Transmission	126	159	(21)
US Regulated	433	435	-
NG Ventures and other activities	158	152	4
Group total adjusted operating profit	1,259	1,443	(13)

Adjusted operating profit excluding timing
(£m) – actual exchange rates	2017	2016	% change
UK Electricity Transmission	540	610	(11)
UK Gas Transmission	144	115	25
US Regulated	526	441	19
NG Ventures and other activities	158	152	4
Group total adjusted operating profit excluding timing	1,368	1,318	4

Other selected adjusted financial information - continuing
(£m) – actual exchange rates	2017	2016	% change
Depreciation and amortisation	(762)	(707)	(8)
Net finance costs	(527)	(444)	(19)
Taxation excluding timing	(192)	(204)	6
Taxation	(152)	(228)	33
Share of post-tax results of joint ventures and associates	75	31	142
Non controlling interest	(1)	-	-
Earnings attributable to equity shareholders excluding timing	723	701	3
Earnings per share excluding timing (p)	20.4	18.6	10
Earnings attributable to equity shareholders	654	802	(18)
Earnings per share (p)	18.5	21.3	(13)

National Grid	2017/18 Half Year Results Statement

Adjusted operating profit and controllable costs

Adjusted operating profit for the first six months was £1,259m, down £184m against the same period last year at actual exchange rates. The period on period movement in exchange rates had a £25m favourable impact on adjusted operating profit.

This included a negative year-on-year timing movement of £234m:

Six months ended 30 September Over/(under)-recovery
(£m) – constant currency	2017	2016	Change
Balance at start of the period (restated)	399*	(5)
In-year (under)/over-recovery	(109)	125	(234)
Balance at end of period	290	120	170

Adjusted operating profit	1,259	1,468	(209)
Adjust for timing differences	109	(125)	234
Adjusted operating profit excluding timing	1,368	1,343	25
*restated to reflect finalisation of UK and US timing balances

Adjusted operating profit excluding timing increased by £25m on a constant currency basis.

Adjusted operating profit from regulated activities increased by £18m on a constant currency basis, excluding the impact of timing. Net regulated income increased by £114m, due to US revenue growth from new rate plans and gas customer growth and increases in UK Gas Transmission’s regulated revenues. Regulated controllable costs increased by £65m while post-retirement costs increased by £3m and bad debts increased by £1m. Depreciation and amortisation increased by £34m and other costs reduced by £7m.

National Grid Ventures and other activities contributed an additional £7m to adjusted operating profit in the period on a constant currency basis.

Interest

Adjusted net finance costs at £527m, were £83m higher than the same period in 2016/17 at actual exchange rates and £62m higher than 2016/17 at constant currency with increases driven by higher UK RPI inflation and higher borrowings.

The effective interest rate on Treasury managed debt for the period was 4.7% compared with 3.9% in the first six months of 2016/17.

Adjusted profit before tax and taxation

The Group’s share of post-tax results from joint ventures and associates (including Cadent) at £75m, increased by £44m from the same period in 2016/17. This reflects the inclusion of the 39% stake of Cadent in the current period, offset by lower Britned interconnector revenues due to reduced price arbitrage.

Adjusted profit before tax was down 22% at actual exchange rates to £807m. Excluding the impact of timing, adjusted profit before tax was up 1% to £916m.

The tax on adjusted profits was £152m, £76m lower than the prior period, reflecting a lower level of profit before tax. The reported effective tax rate, excluding joint ventures and associate post-tax profits, decreased to 20.8% compared to 22.8% in the previous period partly reflecting a reduction in the UK corporation tax rate to 19%.

National Grid	2017/18 Half Year Results Statement

Other adjusted earnings metrics, EPS, exceptional and statutory earnings

Earnings attributable to non-controlling interests (minority interests) were £1m, compared to £nil in the prior period.

As a result, adjusted earnings attributable to equity shareholders were £654m, down £148m compared with the same period in 2016/17. Adjusted earnings per share were 18.5p, down 2.8p.

Excluding the impact of timing, adjusted earnings attributable to equity shareholders were £723m, up £22m compared with the same period in 2016/17. In part due to the share consolidation and buy back programme as part of returning the net proceeds of the UK Gas Distribution sale, adjusted earnings per share increased 10% to 20.4p.

Exceptional items and remeasurements including discontinued operations increased statutory earnings by £22m after tax. A detailed breakdown of these items can be found on page 34 - 35. After these items and non-controlling interests, statutory earnings attributable to equity shareholders were £676m.

Statutory basic earnings per share including discontinued operations were 19.1p compared with 13.4p for the same period in the prior year. The increase compared to the first half of 2016/17 reflects the debt buy back costs that were incurred in the prior year in preparation for the disposal of 61% of the UK Gas Distribution business.

Cash flow

Cash generated from continuing operations, before taxation was £2,022m, £198m higher than 2016/17, principally reflecting the higher pension contributions in the prior period.

Funding and net debt

Net debt as at 30 September 2017 was £23.1bn, £3.8bn higher than at 31 March 2017 (£19.3bn) reflecting the £3.6bn return of capital associated with the 61% disposal of the UK Gas Distribution business and ongoing cash requirements, partially offset by the impact of stronger sterling on the dollar denominated debt.

Pensions and other post – retirement obligations

The IAS 19 net pension position at 30 September 2017 was a deficit of £1.1bn compared with £1.9bn at 31 March 2017. The decrease, primarily in the UK, reflects an increase in the UK discount rate used to value the liabilities which increased to 2.7% from 2.4%. US liabilities increased due to a decrease in the US discount rate to 4.0% from 4.3%. This was partly offset by asset growth and contributions.

National Grid	2017/18 Half Year Results Statement

Comparison to prior period including a 39% Gas Distribution stake

To aid comparability for key items, the following analysis is presented comparing the 2017 continuing results to 2016 continuing results adjusted for an estimated equivalent contribution from a 39% stake in UK Gas Distribution and the impact of an associated return of capital:

Other selected adjusted financial information – 2016 estimate including GD stake
(£m) – actual exchange rates	2017	2016 estimate including GD stake	% change
Net finance costs	(527)	(429)	(23)
Taxation excluding timing	(192)	(207)	7
Taxation	(152)	(231)	34
Share of post-tax results of joint ventures and associates	75	102	(26)
Earnings attributable to equity shareholders excluding timing	723	784	(8)
Earnings per share excluding timing (p)	20.4	22.2	(8)
Earnings attributable to equity shareholders	654	885	(26)
Earnings per share (p)	18.5	25.0	(26)

Including the 39% stake in Gas Distribution in the prior period, adjusted net finance costs were £98m higher, largely due to the impact of higher inflation and exchange rate movements.

The Group’s share of post-tax results from joint ventures and associates (including Cadent) at £75m, was down £27m from the same period in 2016/17, when the estimated results of a 39% stake of Gas Distribution is included in the prior period. This reflects adverse year-on-year timing in Cadent and reduced price arbitrage from the BritNed interconnector.

As a result, adjusted earnings attributable to equity shareholders were £654m, down £231m compared with the same period in 2016/17. Adjusted earnings per share were 18.5p, down 6.5p.

Excluding the impact of timing, adjusted earnings attributable to equity shareholders were £723m, down £61m compared with the same period in 2016/17 due to the higher adjusted interest charge, driven by increased RPI in the period. After the impact of the share consolidation and buy back programme as part of returning the net proceeds of the Gas Distribution sale, adjusted earnings per share decreased 8% to 20.4p.

National Grid	2017/18 Half Year Results Statement

BUSINESS REVIEW

Six months ended 30 September

(£m, at actual exchange rate)	Adjusted operating profit		Capital investment
	2017	2016	2017	2016
UK Electricity Transmission	542	697	515	586
UK Gas Transmission	126	159	157	116
US Regulated	433	435	1,095	1,039
NG Ventures and other activities*	158	152	233	125
Total Group	1,259	1,443	2,000	1,866

* NG Ventures and other activities capital investment includes equity and financing in joint ventures and associates but excludes £8m and £5m equity contribution to St William property joint venture for 2017 and 2016, respectively.

‘Adjusted results’ and a number of other terms and performance measures are not defined within accounting standards and may be applied differently by other organisations. For clarity, we have provided definitions of these terms and, where relevant, reconciliations on pages 43 – 46.

UK ELECTRICITY TRANSMISSION

Adjusted operating profit in UK Electricity Transmission was £542m, down £155m for the first six months of the year compared to the same period in the prior year, including adverse timing movements of £85m. Excluding the impact of timing, adjusted operating profit was £70m lower reflecting decreased net revenues due to lower base allowances. Controllable costs increased reflecting the impact of inflation and costs incurred relating to System Operator separation work, which will be recovered in future years. Depreciation and pension costs were also higher, partially offset by a reduction in other costs.

Capital investment of £515m was £71m lower than the prior period. This reflects lower investment following the completion of parts of a number of large projects such as London Power Tunnels and the Wimbledon substation and lower investment in the Western Link compared to the prior period.

During a commissioning test on the Western Link in late September, there was a failure of a component at the converter station in Hunterston in Scotland. Investigations are currently ongoing to identify the root cause of the event, with SP Transmission and National Grid working with their Consortium partners.

Overall investment in the period reflected £382m of non-load related investment whilst load related investment was £133m.

The UK Electricity Transmission business expects to deliver its regulatory outputs for the year below the associated regulatory totex allowance. This reflects continued delivery of efficiencies in the capital programme and non-load related maintenance activities.

On 3 August, Ofgem published its decision on the future of the System Operator role confirming the path of further separation of the System Operator within National Grid. Following Ofgem’s announcement, National Grid continue to work hard to ensure that we are ready for April 2019, when the electricity System Operator will operate in a legally separate company with its own board and licence, while still being wholly owned by National Grid.

On 30 August, Ofgem published its consultation on the final needs case and three potential delivery models for Hinkley Seabank. National Grid’s response was submitted on 11 October and we await Ofgem’s decision.

National Grid’s System Operator business published the Winter Outlook on 12 October 2017. The outlook forecast a de-rated electricity capacity margin on an underlying demand basis of 6.2 GW or

National Grid	2017/18 Half Year Results Statement

10.3%, up from 5.7% last winter. Peak normalised transmission system demand is expected to be 50.7GW, down from 52.0GW last winter. Winter 2017/18 is the first delivery year of the Capacity Market and the business believes it has adequate tools in place to balance the system. The de-rated margin includes the capacity that was procured by a competitive auction process as part of the Capacity Market 2017/18 Early Auction. A new notification was introduced last winter during the transitional stages of the Capacity Market. A Capacity Market Notice (CMN) is an automated notice which may be published this winter.

UK GAS TRANSMISSION

Adjusted operating profit in UK Gas Transmission was £126m, down £33m for the first six months of the year compared to the same period in the prior year, including adverse timing movements of £62m. Excluding the impact of timing, adjusted operating profit was up £29m, with higher net revenues of £22m in part due to allowances related to Avonmouth that will be returned in 2018/19. Overall, costs were £11m higher due to higher headcount to support asset health work and higher Xoserve costs on the completion of UK-Link and increased depreciation reflecting ongoing investment and asset commissioning.

Capital investment of £157m was £41m higher than the prior period, driven by an increase in asset health spend to deliver RIIO Network Output Measures and the Feeder 9 project, a pipeline replacement under the Humber Estuary, which is moving into the construction phase.

The UK Gas Transmission business expects to deliver its regulatory outputs at a level of totex above the associated regulatory allowance for this year and at a similar level as the prior year. The business continues to focus on process improvements and innovation to increase efficiency over time.

An example of this is at St Fergus, the northernmost Gas Transmission site and largest terminal importing gas onto the National Transmission System (NTS). Due to the coastal location the site it is exposed to harsh environmental conditions resulting in corrosion, and two new, innovative techniques have been developed for dealing with this corrosion.

The first technique is designed to deal with corrosion on vent and sealant lines as they transition below ground. Remediation of this corrosion using traditional techniques typically cost £220k per valve. The new technique involves digging to just below the wind and water line, as opposed to a full excavation. This technique reduces the cost by 85%, as well as significantly reducing the health and safety risks and time taken. The projected saving at St Fergus alone is around £10m for the remainder of RIIO-T1, and the business intends to use this technique across the NTS for similar repairs in future.

For the full year the business expects to deliver a good incentive performance, similar to the level achieved in the prior year, while legacy incentives will cease, in line with the agreed profile. In 2018/19 approximately £85m will be included in the MOD adjustment to refund customers for revenues associated with the Avonmouth pipeline, reducing operating profit in this period.

In the Winter Outlook published on 12 October 2017, the gas System Operator confirmed that it again expects there to be sufficient gas supplies available to meet demand for winter 2017/18 from a wide range of supply sources. Demand is expected to be lower than 2016/17 (51.4bcm versus 52.9bcm last winter), with gas demand for electricity generation continuing to be high, but lower than last winter.

National Grid	2017/18 Half Year Results Statement

US REGULATED OPERATIONS

Adjusted operating profit in the US Regulated business was £433m, down £28m for the first six months of the year, on a constant currency basis, including adverse timing of £87m. Excluding timing, adjusted operating profit was £59m higher at constant currency mainly reflecting increased revenues from new rate cases. This was partially offset by higher healthcare costs and depreciation.

Capital investment was £1,095m, £6m lower than the prior period on a constant currency basis. The majority of this investment relates to leak prone pipe replacement and gas system reinforcement in the gas businesses, and storm hardening and resilience across the electric network. The drivers for investment in the northeast US remain consistent and are expected to support a strong level of investment over the medium term.

National Grid’s US rate filing programme continues to progress well. This year the Company has filed a rate case for its Niagara Mohawk Electric and Gas business, representing approximately 30% of the US rate base, and plans to file for new rates for Massachusetts Gas and Narragansett Electric and Gas, together representing almost 20% of US rate base, in November 2017.

Following the conclusion of these rate cases, National Grid will have refreshed rates for all of its distribution companies since 2016. The Company expects to continue to make further rate filings as needed with the objective of maintaining returns as close as possible to the allowed level.

This year, the US Regulated business is targeting 90% of the allowed Return on Equity, with the increase driven by updated rate plans and a continued focus on operating efficiently.

US JURISDICTION UPDATE

New York

KEDNY and KEDLI are currently operating under the first year of three-year rate plans that came into effect on 1 January 2017. Under the plans, bill increases are phased over the three years to help mitigate customer bill impacts. IFRS revenues are more closely aligned with this phased profile. KEDNY bill increases were $174m in calendar year 2017 and will increase a further $135m in 2018. KEDLI bill increases were $84m in calendar year 2017 and will increase a further $49m in 2018. The allowed Return on Equity is 9.0% and the plan includes opportunities to earn performance incentives.

Importantly, the KEDNY/KEDLI rate plan allows for significant capital investment of $3bn over the three year period, enabling the Company to make critical investments in infrastructure on behalf of its customers.

Niagara Mohawk is currently operating under a rate plan that began in April 2013 and provided revenue increases through March 2016. A subsequent extension of the capital investment plan was made to fund $1.3bn of capital investment over 2016/17 and 2017/18.

On 28 April 2017, National Grid filed a full rate case for Niagara Mohawk Electric and Gas to modernise the electricity and gas networks to enhance reliability and resilience, to continue to provide a high level of customer service and assist the most vulnerable customers and to develop the energy infrastructure and technologies that support the State of New York’s energy vision. The filing was a one-year plan; however, National Grid filed two additional years of data to provide the opportunity for a multi-year plan that could phase in customer bill increases to mitigate the impact.

The rate case process is on track and progressing as expected. Settlement discussions are underway and the Company remains confident that a multi-year settlement can be reached. New rates are expected to become effective 1 April 2018.

For the first half of 2017/18, investment in the New York companies increased compared to the first half of 2016/17 reflecting increased allowances. In downstate New York, KEDNY has begun the five-year

National Grid	2017/18 Half Year Results Statement

Metropolitan Reliability Infrastructure project to meet the growing long-term system demands in Brooklyn and KEDLI has begun the six-year Northwest Nassau Gas Transmission Reliability project to increase operational reliability on Long Island. Together, these projects are expected to account for over $500m of new investment over six years.

In upstate New York, construction is underway on the Gardenville project, which is expected to be an investment of over $100m to rebuild certain substation and transmission line assets. In addition to improving asset conditions, the project enables capacity to accommodate load growth and enhance reliability.

In line with the rate allowances, the New York Jurisdiction is on track to exceed 2016/17 investment levels this year.

National Grid continues to develop and implement projects to progress New York State’s Reforming the Energy Vision (REV) programme and currently has eight projects underway. These projects are designed to test the feasibility of the programmes with potential larger scale investments in the future. Further funding for the downstate projects was received through the KEDNY/KEDLI rate plan and additional funding for upstate projects has been requested in the recent Niagara Mohawk rate filing.

Massachusetts

Massachusetts Electric is operating under new rates that became effective from 1 October 2016, increasing allowed revenues for the 12 months from 1 October 2016 by $101m, as well as providing an allowed Return on Equity of 9.9%. As Massachusetts uses historical test years the rate plan is not for a fixed term but resets rates moving forward. The current fiscal year is the first full year under these refreshed rates.

Importantly, the approved plan also included a $79m increase in funded annual capital investment of up to $249m.

Massachusetts Gas is currently operating under rates that became effective November 2010. For 2017, National Grid agreed an investment plan of up to $241m with the regulator, allowing the business to earn a return on the increased level of investment needed for leak prone pipe replacement work. The company expects to file a new rate plan in November 2017.

Investment in the Massachusetts companies increased compared to the first half of 2016/17. The majority of the capital investment being made in Massachusetts is within the gas businesses, primarily driven by the Gas System Enhancement programme which allows for the replacement of ageing infrastructure on a 20-year cycle. The Company is also making good progress with its major projects including the $120m modernisation of the Commercial Point LNG site. This project will ensure compliance with modern industry codes and standards while improving safety, reliability, and operability.

National Grid’s Massachusetts business has a number of initiatives underway to help the state meet its low carbon objectives. This year, the Company has commenced Phase 3 of its utility-scale solar programme, which will provide a further 14 MW of capacity alongside a 7 MW battery storage solution.

Last year, National Grid filed a proposal with Massachusetts to develop 1,200 electric vehicle charging stations, including 80 fast charging stations, across the state. Massachusetts DPU does not have a timeframe for responding to this proposal.

National Grid awaits a decision on its grid modernisation filing made in 2015. The filing included four proposals to modernise the electric network ranging from approximately $200m to approximately $900m over a five-year period.

National Grid	2017/18 Half Year Results Statement

Rhode Island

Both the Rhode Island gas and electric businesses are recovering base operating costs under one-year rate plans that became effective in February 2013. Other costs, including capital, pension and property taxes, are recovered through annual trackers. These include gas and electric Infrastructure Safety and Reliability (ISR) capital trackers that allow National Grid to agree to a level of investment for each coming year and concurrently recover the full costs associated with investment in year.

National Grid expects to file a new rate plan for its Rhode Island Electric and Gas utilities in November 2017.

Investment in the Rhode Island companies is at a similar level to the first half of 2016/17. The investment programme to replace ageing gas pipe and maintain safe and reliable electric service is on track. This year, the Company is making significant progress on the South Street substation re-build project which is critical in serving Providence and a cornerstone for the redevelopment that is underway in this area of the city.

In response to the Governor’s Power Sector Transformation initiative launched in April 2017, the three Rhode Island Utility State Agencies have published a series of proposals that reflect six months of public consultation and significant collaboration with the Company. The proposals refine the existing regulatory framework, seeking to promote a flexible grid and enable Rhode Islanders to take full advantage of new, clean energy technologies. The Company will include a number of the proposals in its upcoming rate case, including foundational investment in advanced meter functionality and grid modernisation, a series of distributed energy resource (DER) programmes, and new upside only performance incentives.

FERC

Investment in the FERC companies for the first six months of the year is down from the first half of the prior year. Investment has been focused on improving the reliability of the transmission network and the generation assets, as well as upgrades for compliance with North American Electric Reliability Corporation Critical Infrastructure Protection to advance the physical security and cybersecurity of the Company’s assets.

In April, the U.S. Court of Appeals for the District of Columbia Circuit found that FERC failed to articulate a satisfactory explanation for its actions in lowering the base return on equity for the New England transmission owners from 11.14% to 10.57%. In October 2017, FERC issued an order on remand rejecting the New England transmission owners filing to return to the original level of return on equity of 11.14%. The Commission will review the issue and make an eventual just and reasonable Return on Equity effective for the refund period. There are three further FERC RoE complaints and there is no timeframe for resolutions.

The FERC Jurisdiction continues to identify and develop innovative clean energy solutions for our customers. The island of Nantucket, Massachusetts is currently served by two submarine cables. Due to growing electricity demand, National Grid is developing its first large scale battery storage system which will maintain reliability, reduce emissions and provide an alternate supply in the event of a cable failure. The 48 megawatt hour battery energy storage system will work in tandem with a higher-capacity new diesel generator to replace the ageing system. National Grid’s costs will be recovered through FERC transmission rates.

Additionally, the FERC Jurisdiction is undertaking a programme to deploy new technology to improve digital communication within its transmission substations. This will standardise communications within substations which is expected to improve safety, increase system availability and reduce operating costs.

National Grid	2017/18 Half Year Results Statement

NATIONAL GRID VENTURES AND OTHER ACTIVITIES

Six months ended 30 September	Adjusted operating profit		Capital investment
(£m)	2017	2016	2017	2016
Metering	83	86	24	16
Grain LNG	37	35	3	2
French Interconnector	34	35	11	5
North Sea Link	-	-	15	21
Other	(22)	(17)	19	-
Total National Grid Ventures	132	139	72	44

Property	53	44	5	5
Corporate and other activities	(27)	(31)	48	35
Total Other	26	13	53	40
Total National Grid Ventures and other	158	152	125	84

‘Adjusted results’ and a number of other terms and performance measures are not defined within accounting standards and may be applied differently by other organisations. For clarity, we have provided definitions of these terms and, where relevant, reconciliations on pages 43 – 46.

Joint ventures and associates	Share of post-tax results		Capital investment*
(£m)	2017	2016	2017	2016
BritNed	18	28	-	-
Nemo Link	(1)	-	64	10
Millennium	6	6	3	2
Other	1	-	41	29
Total National Grid Ventures	24	34	108	41

St. William	(4)	(3)
Cadent	55	-
Total Other	51	(3)
Total Joint Ventures and Associates	75	31

* excludes £8m and £5m equity contribution to St William property joint venture for 2017 and 2016, respectively.

‘Adjusted results’ and a number of other terms and performance measures are not defined within accounting standards and may be applied differently by other organisations. For clarity, we have provided definitions of these terms and, where relevant, reconciliations on pages 43 – 46.

National Grid Ventures

National Grid Ventures was created to explore growth opportunities, reinforce our technological expertise and strengthen our commercial capabilities as we continue to evolve for the future. National Grid Ventures includes the metering business, the Grain LNG facility and the French Interconnector. It also includes our new interconnector projects, North Sea Link and IFA2, as well as National Grid’s share in joint ventures and associates including the BritNed and Nemo Link interconnectors, our investment in Sunrun and a 26% interest in the Millennium natural gas pipeline in New York State.

Adjusted operating profit for the first six months was £132m, down £7m compared to last year. Capital investment was £72m for the period to 30 September 2017, up £28m versus the prior period, mainly due to seabed survey and development costs for North Sea Link and IFA2.

In June, National Grid Ventures was awarded preferred bid status for the Shetland new energy solution. This joint project with Aggreko will be a 260 kilometer, 60MW HVDC interconnector connecting the Shetland Islands to the Scottish mainland, with back-up on-island generators. Contracts for the project are expected to be signed in December with operations beginning in 2021.

National Grid	2017/18 Half Year Results Statement

National Grid Ventures’ partnership with Sunrun, which was announced earlier this year, is progressing well. The Company is gaining valuable first-hand experience about the residential solar market, and in particular, co-marketing and grid services pilots. The partnership is currently exploring the potential for customer-sited storage.

In June NG Ventures signed power purchase agreements with the Long Island Power Authority to build and operate battery storage energy systems. This project includes two 5 MW, 8 hour lithium-ion battery systems located on Long Island’s South Fork and will help customers avoid the cost of new transmission or traditional generation. The business also won a competitive 20MW solar project in Suffolk County Long Island.

The post-tax share of joint ventures and associates that are included in National Grid Ventures for the first six months was £24m, down £10m compared to last year at constant currency. This was driven by lower auction revenue in BritNed in the current period due to lower arbitrage between the UK and Netherlands. Capital investment for the six months to 30 September 2017 increased significantly compared with the prior period, due to the ongoing construction of Nemo Link and our investment in Sunrun.

Other activities

Other activities consist of the Property business, US and UK corporate costs and other items. Other joint ventures and associates include the St. William and Cadent investments.

Adjusted operating profit for the six months ended 30 September 2017 was £26m, up £13m compared to last year, due to additional property site sales in the period versus the prior year.

The post-tax share of the joint ventures and associates for the first six months was £51m, up £54m compared to last year. This was due to the inclusion of National Grid’s 39% share of Cadent in the current period.

The St. William partnership is progressing well, with National Grid entering into contracts for the sale of an additional site in the period. Construction is progressing on track at Battersea and Rickmansworth and is also planned to start at Borehamwood and Highbury in the second half of this year.

Following the sale of the majority stake in Cadent, the business performed in line with expectations for the first half of the year. Timing was adverse to expectations due to lower commodity and capacity income, along with RPI true ups, resulting in an under-recovery versus the comparative period for the 39% stake in Gas Distribution.

Capital investment in the first six months of the year was £53m, an increase of £11m compared with the prior period on a constant currency basis, driven primarily by increased IT system spend in the US.

National Grid	2017/18 Half Year Results Statement

APPENDIX: BASIS OF PRESENTATION, DEFINITIONS AND METRIC CALCULATIONS

BASIS OF PRESENTATION

Adjusted and Statutory Results

Unless otherwise stated, all financial commentaries in this release are given on an adjusted basis at actual exchange rates.

In considering the financial performance of our businesses and segments, we analyse each of our primary financial measures of adjusted operating profit, profit before tax, profit for the year attributable to equity shareholders and EPS into two components. The first of these components is referred to as an adjusted profit measure, also known as a business performance measure. This is the principal measure used by management to assess the performance of the underlying business. Adjusted results exclude exceptional items and remeasurements. These items are reported collectively as the second component of the financial measures. Note 3 on page 34 explains in detail the items which are excluded from our adjusted profit measures. As a matter of course, management also considers earnings performance by segment, excluding the effect of timing (see page 44).

Adjusted profit measures have limitations in their usefulness compared with the comparable total profit measures as they exclude important elements of our financial performance. However, we believe that by presenting our financial performance in two components it is easier to read and interpret financial performance between periods, as adjusted profit measures are more comparable having removed the distorting effect of the excluded items. Those items are more clearly understood if separately identified and analysed.

DEFINITIONS

Annual asset growth

‘Annual asset growth’ measures the increase in ‘total regulatory value and other investments’, defined below.

Capital investment

‘Capital investment’ or ‘investment’ refer to additions to property, plant and equipment and intangible assets (capital expenditure), and equity contributions and financing to joint ventures and associates, other than the St. William joint venture during the period. St. William is excluded based on the nature of this joint venture arrangement.

Constant currency

‘Constant currency basis’ refers to the reporting of the actual results against the results for the same period last year which, in respect of any US$ currency denominated activity, have been translated using the average US$ exchange rate for the six months ended 30 September 2017, which was $1.31 to £1.00. The average rate for the six months ended 30 September 2016, was $1.39 to £1.00. Assets and liabilities as at 30 September 2016 have been retranslated at the closing rate at 30 September 2017 of $1.34 to £1.00. The closing rate for the balance sheet date 30 September 2016 was $1.30 to £1.00.

Load related spend

‘Load related spend’ is capital expenditure that relates to the installation of new assets to accommodate changes in the level or pattern of energy supply and demand.

Net revenue

‘Net revenue’ is revenue less pass-through costs, such as payments to other UK network owners, system balancing costs, and gas and electricity commodity costs in the US. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Any over- or under-recovery of these costs is returned to, or recovered from, our customers.

Non-load related spend

‘Non-load related spend’ is capital expenditure that relates to the replacement or refurbishment of assets which are either at the end of their useful life due to their age or condition, or need to be replaced on safety or environmental grounds.

National Grid	2017/18 Half Year Results Statement

Return on equity

‘Return on equity’ ‘RoE’ or ‘returns’ is a performance metric measuring returns from the investment of shareholders’ funds. It is a financial ratio of a measure of earnings divided by an equity base.

Timing

Under the Group’s regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If a company collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to “over and under recoveries”. In addition, a number of costs in both the UK and the US are pass-through costs (including substantial commodity and energy efficiency costs in the US), and are fully recoverable from customers. Any timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences also include an estimation of the difference between revenues earned under revenue incentive mechanisms and any associated revenues collected. UK timing balances and movements exclude any adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism.

Identification of these timing differences enables a better comparison of performance from one period to another. Opening balances of under and over-recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

Total regulatory value and other investments

The sum of: the regulatory asset value of the UK regulated businesses determined under the methodology set out in Ofgem’s Price Control Financial Model; the rate bases applicable to each US regulated entity calculated according to the methodology used by each respective utility regulator; the value of assets held by the Group’s other activities; together with investments in joint ventures and associates. National Grid Ventures and other activities primarily relate to non-network businesses and other commercial operations including: UK gas metering activities; the Great Britain-France Interconnector; UK commercial property; and a UK LNG import terminal.

Totex

Under the UK RIIO regulatory arrangements the Company is incentivised to deliver efficiencies against cost targets set by the regulator. In total, these targets are set in terms of a regulatory definition of combined total operating and capital expenditure, also termed “totex”. The definition of totex differs from the total combined regulated controllable operating costs and regulated capital expenditure as reported in this statement according to IFRS accounting principles. Key differences are capitalised interest, capital contributions, exceptional costs, costs covered by other regulatory arrangements and unregulated costs.

National Grid	2017/18 Half Year Results Statement

PROVISIONAL FINANCIAL TIMETABLE

22 November 2017	ADRs go ex-dividend

23 November 2017	Ordinary shares go ex-dividend

24 November 2017	Record date for 2017/18 interim dividend

30 November 2017	Scrip reference price announced

8 December 2017	Scrip election date for 2017/18 interim dividend (5pm)

10 January 2018	2017/18 interim dividend paid to qualifying shareholders

17 May 2018	2017/18 preliminary results

31 May 2018	Ordinary shares and ADRs go ex-dividend

1 June 2018	Record date for 2017/18 final dividend

7 June 2018	Scrip reference price announced

28 June 2018	Scrip election date for 2017/18 final dividend (5pm)

30 July 2018	Annual General Meeting, ICC, Birmingham

15 August 2018	2017/18 final dividend paid to qualifying shareholders

National Grid	2017/18 Half Year Results Statement

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control, predict or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom’s exit from the European Union, announcements from and decisions by governmental bodies or regulators, including those relating to the role of the UK electricity system operator; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with the Company’s sale of a majority stake in its gas distribution business and with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 180 to 183 of National Grid plc’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

National Grid	2017/18 Half Year Results Statement

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Consolidated income statement for the six months ended 30 September

2017 £m	Notes	Before exceptional items and remeasurements	Exceptional items and remeasurements	Total
Continuing operations
Revenue	2(a)	6,684	-	6,684
Operating costs		(5,425)	15	(5,410)
Operating profit	2(b)/3	1,259	15	1,274
Finance income	4	39	-	39
Finance costs	4/3	(566)	28	(538)
Share of post-tax results of joint ventures and associates	2(b)	75	(3)	72
Profit before tax	2(b)/3	807	40	847
Tax	6/3	(152)	(4)	(156)
Profit after tax from continuing operations	3	655	36	691
Loss after tax from discontinued operations	5	-	(14)	(14)
Total profit for the period (continuing and discontinued)		655	22	677
Attributable to:
Equity shareholders of the parent		654	22	676
Non-controlling interests[1]		1	-	1
Earnings per share (pence)
Basic earnings per share (continuing)	7			19.5
Diluted earnings per share (continuing)	7			19.4
Basic earnings per share (continuing and discontinued)	7			19.1
Diluted earnings per share (continuing and discontinued)	7			19.0

2016 re-presented[3] £m	Notes	Before exceptional items and remeasurements	Exceptional items and remeasurements	Total
Continuing operations
Revenue	2(a)	6,280	-	6,280
Operating costs		(4,837)	29	(4,808)
Operating profit	2(b)/3	1,443	29	1,472
Finance income	4	39	-	39
Finance costs	4/3	(483)	(94)	(577)
Share of post-tax results of joint ventures and associates	2(b)	31	-	31
Profit before tax	2(b)/3	1,030	(65)	965
Tax	6/3	(228)	96	(132)
Profit after tax from continuing operations	3	802	31	833
Profit/(loss) after tax from discontinued operations	5	262	(589)	(327)
Total profit/(loss) for the period (continuing and discontinued)		1,064	(558)	506
Attributable to:
Equity shareholders of the parent		1,062	(558)	504
Non-controlling interests[2]		2	-	2
Earnings per share (pence)
Basic earnings per share (continuing)	7			22.1
Diluted earnings per share (continuing)	7			22.0
Basic earnings per share (continuing and discontinued)	7			13.4
Diluted earnings per share (continuing and discontinued)	7			13.3

1.	The non-controlling interests for the six month period ended 30 September 2017 relate to continuing operations.
2.	The non-controlling interests for the six month period ended 30 September 2016 relate to discontinued operations.
3.	Comparatives have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation (see note 5) and for the change to a columnar format (see note 1).

National Grid	2017/18 Half Year Results Statement

Consolidated statement of comprehensive income

for the six months ended 30 September

	2017	2016 Re-presented[1]
	£m	£m

Profit after tax from continuing operations	691	833

Other comprehensive income/(loss) from continuing operations
Items from continuing operations that will never be reclassified to profit or loss:
Remeasurement gains/(losses) on pension assets and post-retirement benefit obligations	594	(813)
Tax on items that will never be reclassified to profit or loss	(106)	167
Share of other comprehensive income of associates, net of tax[2]	60	-

Total items from continuing operations that will never be reclassified to profit or loss	548	(646)

Items from continuing operations that may be reclassified subsequently to profit or loss:
Exchange adjustments	(262)	243
Net gains in respect of cash flow hedges	16	74
Transferred to profit or loss in respect of cash flow hedges	6	2
Net gains on available-for-sale investments	10	9
Tax on items that may be reclassified subsequently to profit or loss	(3)	(14)
Share of other comprehensive income of associates, net of tax[2]	4	-
Total items from continuing operations that may be reclassified subsequently to profit or loss	(229)	314

Other comprehensive income/(loss) for the period, net of tax, from continuing operations	319	(332)
Other comprehensive loss for the period, net of tax, from discontinued operations	-	(258)
Other comprehensive income/(loss) for the period, net of tax	319	(590)

Total comprehensive income for the period from continuing operations	1,010	501
Total comprehensive loss for the period from discontinued operations	(14)	(585)
Total comprehensive income/(loss) for the period	996	(84)

Attributable to:
Equity shareholders of the parent	996	(87)
Non-controlling interests[3]	-	3

1.	Comparatives have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation (see note 5).
2.	The share of other comprehensive income of associates relates to items of other comprehensive income of Cadent (investment held through Quadgas Holdco Limited), comprising £60m remeasurement gains on pension assets and post-retirement benefit obligations, and a £4m net gain in respect of cash flow hedges. Both items are shown net of tax.
3.	The non-controlling interests for the six month period ended 30 September 2016 relate to both continuing and discontinued operations.

National Grid	2017/18 Half Year Results Statement

Consolidated statement of changes in equity

for the six months ended 30 September

		Share capital	Share premium account	Retained earnings	Other equity reserves	Total share- holders’ equity	Non- controlling interests	Total equity
	Notes	£m	£m	£m	£m	£m	£m	£m
At 1 April 2017		449	1,324	22,582	(3,987)	20,368	16	20,384
Profit for the period		-	-	676	-	676	1	677
Other comprehensive income/(loss) for the period		-	-	548	(228)	320	(1)	319
Total comprehensive income/(loss) for the period		-	-	1,224	(228)	996	-	996
Equity dividends	8	-	-	(4,141)	-	(4,141)	-	(4,141)
Scrip dividend related share issue		1	(1)	-	-	-	-	-
Issue of treasury shares		-	-	28	-	28		28
Purchase of treasury shares		-	-	(413)	-	(413)	-	(413)
Purchase of own shares		-	-	(5)	-	(5)	-	(5)
Share-based payment		-	-	23	-	23	-	23

At 30 September 2017[1]		450	1,323	19,298	(4,215)	16,856	16	16,872

1.	Refer to note 7 for the effect of the share consolidation and the special dividend.

		Share capital	Share premium account	Retained earnings	Other equity reserves	Total share- holders’ equity	Non- controlling interests	Total equity
	Notes	£m	£m	£m	£m	£m	£m	£m
At 1 April 2016		447	1,326	16,305	(4,523)	13,555	10	13,565
Profit for the period		-	-	504	-	504	2	506
Other comprehensive (loss)/income for the period		-	-	(843)	252	(591)	1	(590)
Total comprehensive (loss)/income for the period		-	-	(339)	252	(87)	3	(84)
Equity dividends	8	-	-	(923)	-	(923)	-	(923)
Scrip dividend related share issue		2	(2)	-	-	-	-	-
Issue of treasury shares		-	-	17	-	17	-	17
Purchase of treasury shares		-	-	(12)	-	(12)	-	(12)
Purchase of own shares		-	-	(6)	-	(6)	-	(6)
Share-based payment		-	-	13	-	13	-	13

At 30 September 2016		449	1,324	15,055	(4,271)	12,557	13	12,570

National Grid	2017/18 Half Year Results Statement

Consolidated statement of financial position

		30 September 2017	31 March 2017
	Notes	£m	£m

Non-current assets
Goodwill		5,699	6,096
Other intangible assets	2(c)	893	923
Property, plant and equipment	2(c)	39,485	39,825
Other non-current assets		119	121
Pension assets	12	903	603
Financial and other investments		1,119	1,100
Investments in joint ventures and associates		2,268	2,083
Derivative financial assets	9	1,251	1,515

Total non-current assets		51,737	52,266

Current assets
Inventories and current intangible assets		469	403
Trade and other receivables		2,025	2,782
Current tax assets		162	317
Financial and other investments	11	2,573	8,741
Derivative financial assets	9	600	192
Cash and cash equivalents	11	39	1,139

Total current assets		5,868	13,574

Total assets		57,605	65,840

Current liabilities
Borrowings	11	(3,864)	(5,496)
Derivative financial liabilities	9	(516)	(1,054)
Trade and other payables		(2,882)	(3,438)
Current tax liabilities		(83)	(107)
Provisions		(289)	(416)

Total current liabilities		(7,634)	(10,511)

Non-current liabilities
Borrowings	11	(22,245)	(23,142)
Derivative financial liabilities	9	(913)	(1,169)
Other non-current liabilities		(1,441)	(1,447)
Deferred tax liabilities		(4,464)	(4,479)
Pensions and other post-retirement benefit obligations	12	(2,035)	(2,536)
Provisions		(2,001)	(2,172)

Total non-current liabilities		(33,099)	(34,945)

Total liabilities		(40,733)	(45,456)

Net assets		16,872	20,384

Equity
Share capital		450	449
Share premium account		1,323	1,324
Retained earnings		19,298	22,582
Other equity reserves		(4,215)	(3,987)

Total shareholders’ equity		16,856	20,368
Non-controlling interests		16	16

Total equity		16,872	20,384

National Grid	2017/18 Half Year Results Statement

Consolidated cash flow statement for the six months ended 30 September
		2017	2016
			Re-presented[1]
	Notes	£m	£m

Cash flows from operating activities
Total operating profit from continuing operations	2(b)	1,274	1,472
Adjustments for:
Exceptional items and remeasurements	3	(15)	(29)
Depreciation and amortisation	2(c)	762	707
Share-based payment charge		23	11
Changes in working capital		153	94
Changes in provisions		(51)	(64)
Changes in pensions and other post-retirement benefit obligations		(124)	(357)
Cash flows relating to exceptional items		-	(10)

Cash generated from continuing operations		2,022	1,824
Tax received/(paid)		46	(86)

Net cash flow from operating activities – continuing operations		2,068	1,738

Net cash flow (used in)/from operating activities – discontinued operations[2]		(126)	350

Cash flows from investing activities
Acquisition of investments		(1)	(4)
Investments in joint ventures and associates		(77)	(39)
Loans to joint ventures and associates		(38)	(6)
Purchases of intangible assets		(73)	(82)
Purchases of property, plant and equipment		(1,768)	(1,547)
Disposals of property, plant and equipment		2	1
Dividends received from joint ventures and associates		29	49
Interest received		35	12
Net movements in short-term financial investments		6,130	(137)

Net cash flow from/(used in) investing activities – continuing operations		4,239	(1,753)

Net cash flow used in investing activities – discontinued operations[3]		-	(307)

Cash flows from financing activities
Purchase of own shares		(5)	(6)
Proceeds from issue of treasury shares		28	17
Purchase of treasury shares		(413)	(12)
Proceeds received from loans		1,091	1,226
Repayments of loans		(1,471)	(921)
Net movements in short-term borrowings and derivatives		(1,717)	264
Interest paid		(421)	(389)
Dividends paid to shareholders		(4,141)	(923)

Net cash flow used in financing activities – continuing operations		(7,049)	(744)

Net cash flow (used in)/from financing activities – discontinued operations[4]		(231)	740

Net (decrease)/increase in cash and cash equivalents	10	(1,099)	24
Exchange movements		(1)	14
Net cash and cash equivalents at start of period		1,139	124

Net cash and cash equivalents at end of period[5]		39	162

1.	Comparatives have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation (see note 5).
2.	Cash (used in)/from discontinued operating activities relates to the disposal of the UK Gas Distribution business (see note 5).
3.	Cash used in discontinued investing activities relates to capital expenditure in the UK Gas Distribution business (see note 5).
4.	Cash (used in)/from discontinued financing activities relates to the settlement of RPI swaps (2016: net proceeds from debt issuances and debt buybacks) in the UK Gas Distribution business (see note 5).
5.	Net of bank overdrafts of £nil (2016: £nil).

National Grid	2017/18 Half Year Results Statement

Notes

1. Basis of preparation and new accounting standards, interpretations and amendments

The half year financial information covers the six month period ended 30 September 2017 and has been prepared under IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU); and the Disclosure and Transparency Rules of the Financial Conduct Authority. The half year financial information is unaudited but has been reviewed by Deloitte LLP and their report is attached to this document. This condensed set of financial statements comprises the unaudited financial information for the half years ended 30 September 2017 and 2016, together with the audited balance sheet at 31 March 2017.

The financial information for the year ended 31 March 2017 does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. It should be read in conjunction with the statutory accounts for the year ended 31 March 2017, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and as adopted by the EU, and have been filed with the Registrar of Companies. The PricewaterhouseCoopers LLP report on these statutory accounts was unqualified, did not contain an emphasis of matter and did not contain a statement under Section 498 of the Companies Act 2006.

The half year financial information has been prepared in accordance with the accounting policies expected to be applicable for the year ending 31 March 2018. The financial information relating to prior periods has been re-presented as a result of the disposal of the UK Gas Distribution business, as described below. The notes to the financial statements have been prepared on a continuing basis unless otherwise stated. Other than in this respect, the half year financial statements have been prepared on a basis consistent with that applied in the preparation of the accounts for the year ended 31 March 2017.

Our income statement and segmental analysis separately identify financial results before and after exceptional items and remeasurements. The Directors believe that presentation of the results in this way is relevant to an understanding of the Group’s financial performance. Presenting financial results before exceptional items and remeasurements is consistent with the way that financial performance is measured by management and reported to the Board and Executive Committee and improves the comparability of reported financial performance from year to year.

Events or transactions which are classified as exceptional items or remeasurements are defined in the Company’s Annual Report and Accounts and Form 20-F.

Further, this half year we have adopted a columnar presentation as we consider it improves the clarity of the presentation, and is consistent with the way that financial performance is measured by management and reported to the Board and Executive Committee, and better enables users of the financial statements to understand the results. The inclusion of total profit for the period from continuing operations before exceptional items and remeasurements forms part of the incentive target set annually for remunerating certain Executive Directors and accordingly we believe it is important for users of the financial statements to understand how this compares to our results on a statutory basis and period on period.

Areas of judgement and key sources of estimation uncertainty

In preparing this half year financial information, the areas where judgement has been exercised by management in applying the Group’s accounting policies and the key sources of estimation uncertainty remain unchanged from those that applied to the Annual Report and Accounts for the year ended 31 March 2017 other than in relation to the allocation of financing costs between the continuing Group and discontinued operations, which is only relevant to the comparative amounts, and the uncertainty concerning the date from which the UK Gas Distribution business was classified as held for sale, which is not relevant to the current year or comparative amounts.

Discontinued operations – UK Gas Distribution

On 8 December 2016, the Group entered into a sale and purchase agreement to dispose of a 61% controlling stake in the UK Gas Distribution business. The disposal completed on 31 March 2017 and the Group has retained a 39% interest in the business. As a result, all assets and liabilities of UK Gas Distribution were deemed to be disposed and a 39% interest reacquired. The 39% retained interest is classified as an associate on the basis that the Group retains significant influence over the business through its retained stake. The purchase price allocation remains provisional and will be updated in the 2017/18 Annual Report and Accounts together with adjustments arising from the finalisation of completion accounts. The net impact reflected in the income statement for the period is £11m, which is the additional amortisation (after tax) booked as a result of the fair value uplift of assets and liabilities identified from the provisional purchase price allocation exercise.

In addition, on 31 March 2017, the Group also entered into a ‘Further Acquisition Agreement’ over a further 14% interest (see note 9).

As UK Gas Distribution represented a separate major line of business, the business was classified as a discontinued operation in the consolidated income statement for the year ended 31 March 2017 and further detail is available in our Annual Report and Accounts. This has resulted in the re-presentation of comparative financial information in the consolidated income statement, consolidated statement of comprehensive income and consolidated cash flow statement in this half year financial information, as well as presenting earnings per share for continuing operations separately.

Following the disposal, UK Gas Distribution is no longer an operating segment.

Going concern

Having made enquiries and reassessed the principal risks, the Directors consider that the Company and its subsidiary undertakings have adequate resources to continue in business for the foreseeable future, being a period of not less than 12 months from the date of this report. Accordingly, it is appropriate to adopt the going concern basis in preparing the half year financial information.

New IFRS accounting standards and interpretations not yet adopted

There are no new standards, interpretations and amendments, issued by the IASB or by the IFRS Interpretations Committee (IFRIC), that have had a material impact on the Group’s results.

National Grid	2017/18 Half Year Results Statement

1. Basis of preparation and new accounting standards, interpretations and amendments (continued)

In addition to those disclosed in our Annual Report and Accounts, the following new accounting standards and amendments to existing standards have been issued, but are not yet effective or have not yet been endorsed by the EU:

-	IFRIC 23 ‘Uncertainty over income tax treatments’
-	IFRS 17 ‘Insurance contracts’

The Group is currently assessing the impact of the above standards. The Group has not early adopted any other standard, amendment or interpretation that has been issued but is not yet effective.

The Group continues to assess the impact of IFRS 9, 15 and 16 and is in the process of finalising accounting policies for IFRS 9 and 15, which will be implemented on 1 April 2018, with IFRS 16 following a year later. An update on the impact of these was provided on page 194 of the Annual Report and Accounts.

2. Segmental analysis

We present revenue and the results of the business analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of operating segments and determining resource allocation between operating segments. The Board is National Grid’s chief operating decision-making body (as defined by IFRS 8 ‘Operating Segments’) and assesses the profitability of operations principally on the basis of operating profit before exceptional items and remeasurements (see note 3). As a matter of course, the Board also considers profitability by segment, excluding the effect of timing (see page 44).

The following table describes the main activities for each reportable operating segment:

UK Electricity Transmission	High voltage electricity transmission networks in Great Britain.
UK Gas Transmission	The gas transmission network and liquefied natural gas (LNG) storage activities in Great Britain.
US Regulated	Gas distribution networks, electricity distribution networks and high voltage electricity transmission networks in New York and New England and electricity generation facilities in New York.

NG Ventures was formed on 1 April 2017 and brought together our businesses that are adjacent to our core regulated operations to create a new division with its own leadership. NG Ventures is led by a member of the Group Executive and its results are reported separately to the Board of Directors. This operating segment represents our key strategic growth area outside of our regulated core in competitive markets across the US and the UK. The business comprises all commercial operations in metering, LNG at Grain and electricity interconnectors, with a focus on investment and future activities in emerging growth areas. On an annualised basis NG Ventures does not meet the thresholds set out in IFRS 8 to be identified as a separate reportable segment and therefore its results have not been disaggregated.

Other activities that do not form part of any of the segments in the above table primarily relate to UK property management together with insurance and corporate activities in the UK and US.

Sales between operating segments are priced having regard to the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination. There are no material sales between the UK and US geographical areas.

The US Regulated segment typically experiences seasonal fluctuations in revenue and operating profit due to higher delivery volumes during the second half of the financial year, for example as a result of extreme weather over the winter. These seasonal fluctuations have a consequential impact on the working capital balances (primarily trade debtors and accrued income) in the consolidated statement of financial position at 30 September 2017 when compared to 31 March 2017. The majority of UK revenues are governed by the arrangements under RIIO, through which revenue is recognised based on availability of transmission capacity rather than usage, and therefore are not subject to the same seasonal fluctuations as in the US.

(a) Revenue

Six months ended 30 September	2017 £m	2016[1] £m

Operating segments
UK Electricity Transmission	2,076	2,129
UK Gas Transmission	422	422
US Regulated	3,799	3,431
NG Ventures and Other[2]	407	356
Sales between segments	(20)	(58)

Total from continuing operations	6,684	6,280

Geographical areas
UK	2,865	2,828
US	3,819	3,452
	6,684	6,280

1.	Comparatives have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation (see note 5).
2.	Included within NG Ventures and Other is £294m (2016: £302m) of revenue relating to NG Ventures.

National Grid	2017/18 Half Year Results Statement

2. Segmental analysis (continued)

(b)     Operating profit from continuing operations

	Before exceptional items and remeasurements		After exceptional items and remeasurements
Six months ended 30 September	2017	2016[1]	2017	2016[1]
	£m	£m	£m	£m
Operating segments – continuing operations
UK Electricity Transmission	542	697	542	697
UK Gas Transmission	126	159	126	159
US Regulated	433	435	448	464
NG Ventures and Other[2]	158	152	158	152
Total operating profit	1,259	1,443	1,274	1,472

Geographical areas
UK	852	1,020	852	1,020
US	407	423	422	452
	1,259	1,443	1,274	1,472

Below we reconcile total operating profit to profit before tax from continuing operations. We have shown the share of post-tax results of joint ventures and associates disaggregated between those held within NG Ventures and Other, our retained 39% interest in the UK Gas Distribution business (‘Cadent’3). All operating exceptional items and remeasurements (2017: £15m credit, 2016: £29m credit) detailed in note 3 are attributable to the US Regulated segment.

Reconciliation to profit before tax from continuing operations
Operating profit	1,259	1,443	1,274	1,472
Share of post-tax results of joint ventures and associates
Cadent[3]	55	-	52	-
NG Ventures and Other	20	31	20	31
Finance income	39	39	39	39
Finance costs	(566)	(483)	(538)	(577)
Profit before tax from continuing operations	807	1,030	847	965
1.	Comparatives have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation (see note 5).
2.	Included within NG Ventures and Other is £132m (2016: £139m) of operating profit (both before and after exceptional items and remeasurements) relating to NG Ventures.
3.	Investment held through Quadgas Holdco Limited.

(c)     Other segmental information

	Net book value[2]		Capital expenditure[3]		Depreciation and amortisation[4]
	30 September 2017	31 March 2017	30 September 2017	30 September 2016[1]	30 September 2017	30 September 2016[1]
	£m	£m	£m	£m	£m	£m
Operating segments
UK Electricity Transmission	12,806	12,515	515	586	(226)	(213)
UK Gas Transmission	4,228	4,165	157	116	(94)	(88)
US Regulated	20,472	21,638	1,095	1,039	(328)	(295)
NG Ventures and Other[5]	2,872	2,430	125	84	(114)	(111)
Total from continuing operations	40,378	40,748	1,892	1,825	(762)	(707)

Geographical areas
UK	18,450	18,102	751	752	(393)	(374)
US	21,928	22,646	1,141	1,073	(369)	(333)
	40,378	40,748	1,892	1,825	(762)	(707)

By asset type
Property, plant and equipment	39,485	39,825	1,820	1,744	(689)	(647)
Non-current intangible assets	893	923	72	81	(73)	(60)
	40,378	40,748	1,892	1,825	(762)	(707)

1.	Comparative capital expenditure and depreciation and amortisation have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation (see note 5).
2.	Represents the net book value of property, plant and equipment and other intangible assets at 30 September 2017 and 31 March 2017 respectively.
3.	Represents additions to property, plant and equipment and non-current intangibles, in the six months ended 30 September 2017 and 30 September 2016 respectively, but excludes additional investments in and loans to joint ventures and associates.
4.	Represents the amounts recorded in the income statement for the six months ended 30 September 2017 and 30 September 2016 respectively.
5.	Included within NG Ventures and Other are assets with a net book value of £1,790m (31 March 2017: £1,432m), capital expenditures of £72m (2016: £44m) and depreciation and amortisation of £68m (2016: £71m) relating to NG Ventures.

National Grid	2017/18 Half Year Results Statement

3. Exceptional items and remeasurements

Exceptional items and remeasurements are items of income and expenditure that, in the judgment of the Directors, should be disclosed separately on the basis that they are important to an understanding of our financial performance and significantly distort the comparability of financial performance between periods. Remeasurements comprise gains or losses recorded in the income statement arising from changes in the fair value of commodity contracts and of derivative financial instruments to the extent that hedge accounting is not achieved or is not effective.

Six months ended 30 September	2017 £m	2016[1] £m

Included within operating profit from continuing operations

Remeasurements – commodity contracts2(i)	15	29
	15	29

Included within share of post-tax results of joint ventures and associates

Remeasurements – Cadent[3]	(3)	-

Included within finance costs

Remeasurements – net gains/(losses) on derivative financial instruments2(ii)	28	(94)

Total included within profit before tax from continuing operations	40	(65)
Included within tax Exceptional item – deferred tax credit arising on the reduction in the UK corporation tax rate[4]	-	90
Tax on remeasurements	(4)	6

	(4)	96

Total exceptional items and remeasurements after tax from continuing operations	36	31

Analysis of exceptional items and remeasurements after tax
Exceptional items after tax	-	90
Remeasurements after tax	36	(59)

Total	36	31

1.	Comparatives have been re-presented to reflect the classification of the UK Gas Distribution business as a discontinued operation (see note 5).

2.	Remeasurements on derivative financial instruments:

i.	Commodity contracts represent mark-to-market movements on certain physical and financial commodity contract obligations in the US. These contracts primarily relate to the forward purchase of energy for supply to customers, or to the economic hedging thereof, that are required to be measured at fair value and that do not qualify for hedge accounting. Under the existing rate plans in the US, commodity costs are recoverable from customers although the timing of recovery may differ from the pattern of costs incurred.

ii.	Net gains/(losses) on derivative financial instruments comprise gains/(losses) arising on derivative financial instruments reported in the income statement. These exclude gains and losses for which hedge accounting has been effective, which have been recognised directly in other comprehensive income or which are offset by adjustments to the carrying value of debt.

3.	Remeasurements comprise mark to market losses (net of tax) arising from certain swaps entered into by Cadent (investment held through Quadgas Holdco Limited) that have not been designated in hedge relationships.

4.	A reduction in the UK corporation tax rate to 17% from 1 April 2020 was enacted in the prior period, resulting in a deferred tax credit (see note 6). This credit is presented as exceptional, reflecting its nature.

National Grid	2017/18 Half Year Results Statement

4. Finance income and costs

Six months ended 30 September	2017 £m	2016[1] £m

Interest income on financial instruments[2]	39	39

Finance income	39	39

Net interest on pensions and other post-retirement benefit obligations	(33)	(49)
Interest expense on financial instruments	(546)	(445)
Unwinding of discount on provisions	(38)	(36)
Other interest	(8)	(7)
Less: interest capitalised	59	54

Finance costs before exceptional items and remeasurements	(566)	(483)

Remeasurements:
Net gains/(losses) on derivative financial instruments	28	(94)

Exceptional items and remeasurements included within finance costs	28	(94)

Finance costs	(538)	(577)

Net finance costs	(499)	(538)

1.	Comparatives have been re-presented to reflect the classification of UK Gas Distribution as a discontinued operation (see note 5).
2.	Included within interest income on financial instruments is £nil (2016: £28m) in respect of realised gains on available-for-sale investments, and £15m (2016: £nil) in respect of our loan to Cadent (see note 15).

5. Discontinued operations

As a result of the sale of a 61% controlling interest in UK Gas Distribution on 31 March 2017, we are required to report our earnings for the Group excluding UK Gas Distribution (‘continuing operations’) separately from the results of that business, which we report within ‘discontinued operations’.

The basis under which the discontinued operations are recognised by the Group is set out on pages 112 and 113 of the Annual Report and Accounts.

There are no trading results or other comprehensive income for discontinued operations for the six months ended 30 September 2017, given the date of sale of the business.

•	Income statement: the amounts recognised arise from post year end movements in provisions and accruals. The impact is £17m of operating losses, primarily due to transaction costs which are disallowable for tax purposes. The resulting loss before and after tax is £14m.
•	Cash flow statement: there was a cash outflow from operating activities of £126m principally relating to payments of professional fees in respect of the disposal of the UK Gas Distribution business and a £231m outflow from financing activities in relation to the settlement of the RPI swaps.

The half year results for previous periods have been re-presented in a comparable manner:

•	Income statement: discontinued operations generated £318m of operating profit in the six months ended 30 September 2016, including £90m of exceptional transaction costs. £80m of interest expense and £715m of exceptional debt redemption costs were offset by tax credits on exceptionals of £159m; this resulted in a loss before tax of £480m and after tax of £327m.
•	Statement of comprehensive income: £258m other comprehensive loss, net of tax, was recognised, primarily in relation to actuarial losses on the UK Gas Distribution net retirement benefit obligations.
•	Cash flow statement: in the six months ended 30 September 2016, cash inflows from discontinued operating activities of £350m relate principally to operating profit for the UK Gas Distribution business of £318m, adjusted for non-cash items; cash used in discontinued investing activities relates to capital expenditure in the UK Gas Distribution business; and the net cash generated from financing discontinued operations reflects the impact of new debt issued and debt bought back by the UK Gas Distribution business as part of the Group’s liquidity management programme in preparation for sale completion.

6. Tax

The tax charge for the six month period, excluding tax on exceptional items and remeasurements, is £152m (2016 represented: £228m). The effective tax rate of 18.8% (2016: 22.1%) for the period is based on the best estimate of the weighted average annual income tax rate by jurisdiction expected for the full year. The current period rate reflects the seasonality of earnings in the US. For the full year we expect the Group effective tax rate to be around 25%, excluding tax on exceptional items and remeasurements. The effective tax rate for the year ended 31 March 2017 was 23.7%.

The Finance (No.2) Act 2015 enacted reductions in the UK corporation tax rate from 20% to 19% with effect from 1 April 2017 and 18% with effect from 1 April 2020. A further reduction to 17% with effect from 1 April 2020 was enacted in the Finance Act 2016. Deferred taxes at the reporting date have been measured using these enacted tax rates and reflected in these financial statements.

National Grid	2017/18 Half Year Results Statement

7. Earnings per share

Earnings per share, excluding exceptional items and remeasurements, are provided to reflect the business performance subtotals used by the Group, as set out in note 1. For further details of exceptional items and remeasurements, see note 3.

The earnings per share calculations are based on profit after tax attributable to equity shareholders of the parent company which excludes non-controlling interests.

Following the sale of the UK Gas Distribution business on 31 March 2017, National Grid plc returned £3,171m of proceeds to shareholders through a special dividend, paid on 2 June 2017. In order to maintain the comparability of the Company’s share price before and after the special dividend, this was preceded by a share consolidation undertaken on 22 May 2017, replacing every 12 existing ordinary shares with 11 new ordinary shares. The weighted average number of ordinary shares outstanding for the period includes the effect of the special dividend from the date it was paid.

A further £835m of proceeds are being returned through a share buy-back programme which commenced on 2 June 2017 (see note 13). Purchased shares are held as treasury shares.

(a) Basic earnings per share

Six months ended 30 September	2017 Earnings £m	2017 Earnings per share Pence	2016 Earnings[1] £m	2016 Earnings per share[1] Pence

Profit after tax before exceptional items and remeasurements - continuing	654	18.5	802	21.3
Exceptional items after tax	-	-	90	2.4
Remeasurements after tax	36	1.0	(59)	(1.6)
Profit after tax from continuing operations attributable to the parent	690	19.5	833	22.1

Profit after tax before exceptional items and remeasurements - discontinued	-	-	260	6.9
Exceptional items after tax	(14)	(0.4)	(588)	(15.6)
Remeasurements after tax	-	-	(1)	-
Loss after tax from discontinued operations attributable to the parent	(14)	(0.4)	(329)	(8.7)

Total profit after tax before exceptional items and remeasurements	654	18.5	1,062	28.2
Total exceptional items after tax	(14)	(0.4)	(498)	(13.2)
Total remeasurements after tax	36	1.0	(60)	(1.6)
Total profit after tax attributable to the parent	676	19.1	504	13.4

		Millions		Millions
Weighted average number of shares – basic[2]		3,539		3,763

1.	Comparatives have been re-presented to reflect the classification of UK Gas Distribution as a discontinued operation (see note 5).
2.	The 30 September 2017 figure includes the effect of the share consolidation, special dividend and share buy-back programme.

(b) Diluted earnings per share

Six months ended 30 September	2017 Earnings £m	2017 Earnings per share Pence	2016 Earnings[1] £m	2016 Earnings per share[1] Pence

Profit after tax before exceptional items and remeasurements - continuing	654	18.4	802	21.2
Exceptional items after tax	-	-	90	2.4
Remeasurements after tax	36	1.0	(59)	(1.6)
Profit after tax from continuing operations attributable to the parent	690	19.4	833	22.0

Loss after tax before exceptional items and remeasurements - discontinued	-	-	260	6.9
Exceptional items after tax	(14)	(0.4)	(588)	(15.6)
Remeasurements after tax	-	-	(1)	-
Loss after tax from discontinued operations attributable to the parent	(14)	(0.4)	(329)	(8.7)

Total profit after tax before exceptional items and remeasurements	654	18.4	1,062	28.1
Total exceptional items after tax	(14)	(0.4)	(498)	(13.2)
Total remeasurements after tax	36	1.0	(60)	(1.6)
Total profit after tax attributable to the parent	676	19.0	504	13.3

		Millions		Millions
Weighted average number of shares – diluted[2]		3,554		3,780

1.	Comparatives have been re-presented to reflect the classification of UK Gas Distribution as a discontinued operation (see note 5).
2.	The EPS as at 30 September 2017 includes the effect of the share consolidation, special dividend and share buy-back programme.

National Grid	2017/18 Half Year Results Statement

8. Dividends

	Pence per share	Cash dividend paid £m	Scrip dividend £m

Ordinary dividends
Special dividend – 2 June 2017	84.375	3,171	-
Final – year ended 31 March 2017	29.10	970	33
Final – year ended 31 March 2016	28.34	923	151

The Directors are proposing an interim dividend of 15.49p per share to be paid in respect of the year ending 31 March 2018. This would absorb approximately £530m of shareholders’ equity. An interim dividend for the year ended 31 March 2017 of 15.17p per share was paid in January 2017. The cash dividend paid was £540m with an additional £32m settled via scrip issues.

Following completion of the sale of the majority interest in UK Gas Distribution, the Company paid a special dividend on 2 June 2017 of 84.375 pence per existing ordinary share ($5.4224 per existing ADS). This returned £3,171m to shareholders (see note 7).

9. Fair value measurement

Assets and liabilities measured at fair value

Certain of the Group’s assets and liabilities are measured at fair value. The following table categorises these assets and liabilities by the valuation methodology applied in determining their fair value using the fair value hierarchy described on page 151 of the Annual Report and Accounts.

	30 September 2017				31 March 2017
	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets
Available-for-sale investments	2,195	310	5	2,510	7,717	315	5	8,037
Investments in associates	-	-	74	74	-	-	41	41
Derivative financial instruments	-	1,845	6	1,851	-	1,692	15	1,707
Commodity derivatives	-	5	65	70	-	22	84	106
	2,195	2,160	150	4,505	7,717	2,029	145	9,891
Liabilities
Derivative financial instruments	-	(1,197)	(232)	(1,429)	-	(1,743)	(480)	(2,223)
Commodity derivatives	-	(62)	(56)	(118)	-	(70)	(100)	(170)
	-	(1,259)	(288)	(1,547)	-	(1,813)	(580)	(2,393)

Total	2,195	901	(138)	2,958	7,717	216	(435)	7,498

The estimated fair value of total borrowings using market values at 30 September 2017 is £29,725m (31 March 2017: £32,239m).

Our level 1 available-for-sale investments are valued using quoted prices from liquid markets.

Our level 2 available-for-sale investments are valued using quoted prices for similar instruments in active markets, or quoted prices for identical or similar instruments in inactive markets. Alternatively, they are valued using models where all significant inputs are based directly or indirectly on observable market data.

Our level 2 derivative financial instruments include cross-currency, interest rate and foreign exchange derivatives. We value our level 2 derivatives by discounting all future cash flows by externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties. These derivatives can be priced using liquidly traded interest rate curves and foreign exchange rates, therefore we classify our vanilla trades as level 2 under the IFRS 13 framework.

Our level 2 commodity derivatives include over-the-counter (OTC) gas swaps and power swaps as well as forward physical gas deals. We value our contracts based on market data obtained from the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE) where monthly prices are available. We discount based on externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties and liquidity in the market. Our commodity contracts can be priced using liquidly traded swaps, therefore we classify our vanilla trades as level 2 under the IFRS 13 framework.

Our level 3 derivative financial instruments include cross-currency swaps, inflation linked swaps and equity options, all of which are traded on illiquid markets. In valuing these instruments an external valuation is obtained to support each reported fair value. In addition we also use internally developed models to value Limited Price Index (LPI) derivatives where the inflation curve is illiquid. Inputs include breakeven rates and inflation option premiums which are increasingly illiquid, towards the long-dated points on the curve.

Our level 3 commodity contracts primarily consist of our forward purchases of electricity and gas where pricing inputs are unobservable, as well as other complex transactions. Complex transactions can introduce the need for internally developed models based on reasonable assumptions. Industry standard valuation techniques such as the Black-Scholes pricing model and Monte Carlo simulation are used for valuing such instruments. Level 3 is also applied in cases when optionality is present or where an extrapolated forward curve is considered unobservable. All published forward curves are verified to market data; if forward curves differ from market data by 5% or more they are considered unobservable.

National Grid	2017/18 Half Year Results Statement

9. Fair value measurement (continued)

Our level 3 investments include investments in associates relating to Sunrun Neptune 2016 LLC accounted for at fair value through profit and loss of £74m and £5m Series B preferred stocks in Enbala Holdings, Inc., accounted for as an available-for-sale investment. The Group is also party to the Further Acquisition Agreement (FAA) which contains put and call options over 14% of the loan and equity it holds in Cadent (through its investment in Quadgas Holdco Limited). The exercise price for the option is fixed other than an escalation factor of 3.5% per annum and distributions from Quadgas Holdco Limited. The FAA is a derivative which is accounted for at fair value, and the assumptions which are used to determine fair value are specific to the contract and not readily observable in active markets. The fair value of the options has been assessed to be £nil (31 March 2017: £nil).

As disclosed in note 3, certain unrealised gains/losses on our recurring financial instruments are recorded in remeasurements in the consolidated income statement.

The impacts on a post-tax basis of reasonably possible changes in significant assumptions used in valuing assets and liabilities classified within level 3 of the fair value hierarchy are as follows:

Six months ended 30 September	Derivative financial instruments 2017 £m	Derivative financial instruments 2016 £m	Commodity derivatives 2017 £m	Commodity derivatives 2016 £m
10% increase in commodity prices	-	-	(2)	2
10% decrease in commodity prices	-	-	2	-
Volume forecast uplift[1]	-	-	-	(1)
Volume forecast reduction[1]	-	-	-	4
+10% market area price change	-	-	(7)	(17)
-10% market area price change	-	-	5	13
+20 basis point increase in Limited Price Index (LPI) market curve[2]	(85)	(101)	-	-
-20 basis point decrease in LPI market curve[2]	82	98	-	-

1.	Volumes were flexed using maximum and minimum historical averages, or by >10% where historical averages were not available.
2.	A reasonably possible change in assumption of other level 3 derivative financial instruments is unlikely to result in a material change in fair values.

A 25 basis point change in the assumed regulatory cost of equity applied in valuing the FAA would increase/(decrease) the fair value by circa £13m.

A 50 basis point change in the discount rate used to determine the fair value of our investment in Sunrun Neptune 2016 LLC would increase/(decrease) the fair value by £4m.

Movements in the six months to 30 September for assets and liabilities measured at fair value using level 3 valuation methodology are presented below:

	Derivative financial instruments 2017 £m	Derivative financial instruments 2016 £m	Commodity derivatives 2017 £m	Commodity derivatives 2016 £m	Investments in associates and available-for- sale investments 2017[3] £m	Investments in associates and available- for-sale investments 2016[3] £m
At 1 April	(465)	(196)	(16)	(27)	46	-
Net gains/(losses) for the period[1,2]	8	(38)	(2)	(21)	1	-
Increase in investment	-	-	-	-	35	-
Purchases	-	-	-	(4)	-	-
Settlements	231	-	26	21	-	-
Foreign exchange movements	-	-	1	(3)	(3)	-
At 30 September	(226)	(234)	9	(34)	79	-

1.	Gains of £5m (2016: losses of £38m) are attributable to derivative financial instruments held at the end of the reporting period.
2.	Losses of £1m (2016: losses of £20m) are attributable to commodity derivative financial instruments held at the end of the reporting period.
3.	There were no reclassifications or transfers out of level 3 (2016: none).

National Grid	2017/18 Half Year Results Statement

10. Reconciliation of net cash flow to movement in net debt

Six months ended 30 September	2017	2016
	£m	£m

(Decrease)/increase in cash and cash equivalents	(1,099)	24
(Decrease)/increase in financial and other investments	(6,130)	137
Increase/(decrease) in borrowings and related derivatives	2,331	(2,340)
Net interest paid on the components of net debt[1]	387	1,408
Change in net debt resulting from cash flows	(4,511)	(771)
Changes in fair value and exchange movements	1,270	(1,847)
Net interest charge on the components of net debt[1]	(521)	(1,204)
Other non-cash movements	(39)	(75)
Movement in net debt (net of related derivative financial instruments) in the period	(3,801)	(3,897)
Net debt (net of related derivative financial instruments) at start of period	(19,274)	(25,325)
Net debt (net of related derivative financial instruments) at end of period	(23,075)	(29,222)

1.      Exceptional income of £3m (2016: exceptional loss of £718m) is included in net interest charge on the components of net debt and an exceptional cash inflow of £3m (2016: outflow of £930m) is included in net interest paid on the components of net debt.

11. Net debt
	30 September 2017 £m	31 March 2017 £m

Cash and cash equivalents	39	1,139
Financial and other investments	2,573	8,741
Borrowings	(26,109)	(28,638)
Net debt related derivative financial assets	1,851	1,707
Net debt related derivative financial liabilities	(1,429)	(2,223)
Net debt (net of related derivative financial instruments)	(23,075)	(19,274)
12. Pensions and other post-retirement benefit obligations
	30 September 2017 £m	31 March 2017 £m

Present value of funded obligations	(24,695)	(25,890)
Fair value of plan assets	23,958	24,375
	(737)	(1,515)
Present value of unfunded obligations	(323)	(340)
Other post-employment liabilities	(72)	(78)
Net liability	(1,132)	(1,933)

Presented in consolidated statement of financial position:
Liabilities	(2,035)	(2,536)
Assets	903	603
	(1,132)	(1,933)

Key actuarial assumptions
Discount rate (UK)	2.7%	2.4%
Discount rate (US)	4.0%	4.3%
Rate of increase in RPI (UK)	3.2%	3.2%

The net pensions and other post-retirement benefit obligations position, as recorded under IAS19, at 30 September 2017 was a liability of £1,132m compared to £1,933m at 31 March 2017. The decrease in the net liability of £801m primarily reflects changes in actuarial assumptions, asset performance in excess of the discount rate and employer contributions paid over the accounting period. Changes in actuarial assumptions, primarily movements in discount rates, led to a reduction in liabilities of £381m (a decrease in UK liabilities of £774m which is partially offset by an increase in liabilities in the US of £393m). This reflected increases in corporate UK bond yields and a refinement in the yield curve used by our actuaries to derive the discount rate to more closely reflect market practice. Conversely, the US discount rate fell due to decreases in US corporate bond yields. A further gain of £213m reflects returns on assets, primarily in the US, exceeding the impact of the decrease in discount rate. The net impact of actuarial gains and losses has been reflected within the consolidated statement of comprehensive income. Employer contributions of £243m were paid over the accounting period.

The recognition of the pension assets in both the UK in relation to the National Grid UK Pension Scheme (NGUKPS) and the Niagara Mohawk Plan in the US reflect legal and actuarial advice that we have taken regarding recognition of surpluses under IFRIC 14. In both cases we have concluded that the Group has an unconditional right to a refund from the individual plans, including from each Section of the NGUKPS, in the event of a winding up. In the UK, the Trustees must seek the agreement of the Company to any benefit augmentation beyond the provisions set out in the Scheme Rules. In the US, the surplus assets may be used to pay benefits under other Plans, thereby allowing the Company to settle other liabilities under other Schemes.

National Grid	2017/18 Half Year Results Statement

13. Commitments and contingencies

At 30 September 2017 there were commitments for future capital expenditure contracted but not provided for of £2,148m (2016: £1,992m)1.

We also have other commitments relating primarily to commodity purchase contracts, operating leases and contingencies in the form of certain guarantees and letters of credit. These commitments and contingencies are described in further detail on page 144 of the Annual Report and Accounts.

As noted in Note 7, £835m of proceeds from the sale of the UK Gas Distribution business are being returned to shareholders via a share buyback programme. As at 30 September 2017, £413m had been spent on share buybacks under this programme.

Litigation and claims

Through the ordinary course of our operations, we are party to various litigation, claims and investigations. We do not expect the ultimate resolution of any of these proceedings to have a material adverse effect on our results of operations, cash flows or financial position.

14. Exchange rates

The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were:

30 September	2017	2016	Year ended 31 March 2017

Closing rate applied at period end	1.34	1.30	1.25
Average rate applied for the period	1.31	1.39	1.28

15. Related party transactions

Related party transactions in the six months ended 30 September 2017 were substantially the same in nature to those disclosed on page 145 of the Annual Report and Accounts, other than the results of trading balances with Cadent (the Quadgas Holdco Limited Group) and a transaction with a Director as presented below. There were no related party transactions in the period that have materially affected the financial position or performance of the Group.

The following transactions with entities within the Quadgas Holdco Limited Group, which became a related party at the year end, were in the normal course of business. Amounts receivable from and payable to related parties are due on normal commercial terms and have not changed significantly from the year end.

Six months ended 30 September	2017 £m

Sales: goods and services supplied	119
Purchases: goods and services received	13
Interest income	15

As a result of an overpayment due to a payroll processing error in September 2017, the Company was owed $70,767 by Dean Seavers (Executive Director, US and a Director of National Grid plc) at 30 September 2017. The amount was repaid in full in early October 2017.

1.    Following a review in the period, the basis on which we disclose capital commitments has been refined.

National Grid	2017/18 Half Year Results Statement

Principal risks and uncertainties

When preparing the half year results the risks as reported in the Annual Report and Accounts (principal risks on pages 16-17 and inherent risks on pages 180-183) were reviewed to ensure that the disclosures remained appropriate and adequate. No significant new risks were identified. Below is a summary of our key risks as at 30 September 2017:

•	Failure to identify and execute the right opportunities to deliver our growth strategy;
•	Failure to secure satisfactory regulatory outcomes and to influence future energy policy;
•	Failure to effectively respond to the threats and opportunities presented by emerging technologies, particularly adapting our networks to meet the challenge of increasing distributed energy sources;
•	We experience catastrophic asset failure resulting in a significant safety event;
•	Failure to operate with a sufficiently mature business data management capability;
•	We experience a major cyber security breach of business and critical national infrastructure systems; and
•	Failure to secure skills and leadership capacity (including effective succession planning) required to deliver our vision and strategy.

The risks and uncertainties associated with the United Kingdom exiting the EU have been considered by the Board. The Board continues to monitor the potential impact of the referendum result on the future performance and position of the Group but does not currently believe there will be a material adverse impact on the Group’s results or financial position in the current financial year.

Statement of Directors’ Responsibilities

The half year financial information is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year report in accordance with the Disclosure and Transparency Rules (DTR) of the United Kingdom’s Financial Conduct Authority.

The Directors confirm that to the best of their knowledge:

a)	the condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board and as adopted by the European Union;
b)	the half year management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and
c)	the half year management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein).

By order of the Board

John Pettigrew	Andrew Bonfield
8 November 2017	8 November 2017

Chief Executive	Finance Director

National Grid	2017/18 Half Year Results Statement

INDEPENDENT REVIEW REPORT TO NATIONAL GRID PLC

We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2017 which comprises the consolidated income statement, the consolidated statement of financial position, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated cash flow statement and related notes 1 to 15. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as issued by the IASB and as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 September 2017 is not prepared, in all material respects, in accordance with International Accounting Standard 34 and as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Conduct Authority.

Deloitte LLP

Statutory Auditor

London, United Kingdom

8 November 2017

National Grid	2017/18 Half Year Results Statement

Alternative performance measures / non-GAAP reconciliations

Within the Half Year Results Statement, a number of financial measures are presented which are alternative performance measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines and non-GAAP measures as per the SEC’s Regulation S-K.

The Group uses a range of these measures to provide a better understanding of the underlying performance of the Group. Reconciliations of these measures to IFRS and/or definitions are provided below.

In considering the financial performance of our businesses and segments, we analyse each of our primary financial measures of operating profit, profit before tax, profit for the year attributable to equity shareholders and EPS into two components. The first of these components is referred to as an adjusted profit measure, also known as a business performance measure. This is the principal measure used by management to assess the performance of the underlying business. Adjusted results exclude exceptional items and remeasurements. These items are reported collectively as the second component of the financial measures. Note 3 explains in detail the items which are excluded from our adjusted profit measures. As a matter of course, management also considers earnings performance by segment, excluding the effect of timing (see page 44).

The constant currency basis is explained on page 22 of this document.

Net revenue

‘Net revenue’ is revenue less pass-through costs, such as payments to other UK network owners, system balancing costs, and gas and electricity commodity costs in the US. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Any over- or under-recovery of these costs is returned to, or recovered from, our customers.

	2017			2016
Six months ended 30 September	Gross revenue	Pass- through costs	Net revenue	Gross revenue	Pass- through costs	Net revenue
	£m	£m	£m	£m	£m	£m
UK Electricity Transmission	2,076	(1,117)	959	2,129	(1,047)	1,082
UK Gas Transmission	422	(123)	299	422	(101)	321
US Regulated	3,799	(1,505)	2,294	3,431	(1,291)	2,140
NG Ventures and Other	407	-	407	356	-	356
Sales between segments	(20)	-	(20)	(58)	-	(58)
Total	6,684	(2,745)	3,939	6,280	(2,439)	3,841

Capital investment

‘Capital investment’ or ‘investment’ refer to additions to plant, property and equipment and intangible assets, and contributions to joint ventures and associates, other than the St William Homes LLP joint venture during the period. St William Homes LLP is excluded based on the nature of this joint venture arrangement.

	At actual exchange rates			At constant currency
Six months ended 30 September	2017 £m	2016 £m	% change	2017 £m	2016 £m	% change
UK Electricity Transmission	515	586	(12)%	515	586	(12)%
UK Gas Transmission	157	116	35%	157	116	35%
US Regulated	1,095	1,039	5%	1,095	1,101	(1)%
NG Ventures and Other	233	125	86%	233	129	81%
Group capital investment	2,000	1,866	7%	2,000	1,932	4%

Six months ended 30 September				2017	2016	% change
				£m	£m
Capital expenditure				1,892	1,825	4%
Equity investment, funding contributions and loans to joint ventures and associates				108	41	163%
Group capital investment				2,000	1,866	7%

National Grid	2017/18 Half Year Results Statement

Reconciliation of operating profit by segment including and excluding timing differences

The table below reconciles our statutory and adjusted operating profit metrics including and excluding timing. Details of timing differences are explained on page 23.

	2017			2016
Six months ended 30 September	Operating profit excluding timing	Timing	Operating profit including timing	Operating profit excluding timing	Timing	Operating profit including timing
	£m	£m	£m	£m	£m	£m
Operating segments
UK Electricity Transmission	540	2	542	610	87	697
UK Gas Transmission	144	(18)	126	115	44	159
US Regulated	526	(93)	433	441	(6)	435
NG Ventures and Other	158	-	158	152	-	152
Adjusted operating profit	1,368	(109)	1,259	1,318	125	1,443
Exceptional items and remeasurements	15	-	15	29	-	29
Operating profit after exceptional items and remeasurements	1,383	(109)	1,274	1,347	125	1,472

Reconciliation of statutory and adjusted earnings and EPS metrics including and excluding timing

The table below reconciles our statutory, and adjusted earnings and EPS metrics including and excluding timing. In addition, to aid comparability, we have included composite measures of earnings and EPS, which show an estimate for comparative purposes, as if we had owned 39% of Cadent throughout the first half of 2016/17, and had effected a share consolidation and special dividend and share buyback (thereby reducing the weighted average number of shares) during the comparative period.

	Including timing			Excluding timing
Six months ended 30 September	2017	2016	2016 estimate including GD stake[1,2]	2017	2016	2016 estimate including GD stake[1,2]
	£m	£m	£m	£m	£m	£m
Adjusted operating profit	1,259	1,443	1,443	1,368	1,318	1,318
Net finance costs	(527)	(444)	(429)	(527)	(444)	(429)
Share of post-tax results of joint ventures and associates	75	31	102	75	31	102
Adjusted profit before tax	807	1,030	1,116	916	905	991
Adjusted tax	(152)	(228)	(231)	(192)	(204)	(207)
Adjusted profit after tax	655	802	885	724	701	784
Non-controlling interest	(1)	-	-	(1)	-	-
Adjusted earnings for the period from continuing operations attributable to the parent	654	802	885	723	701	784
Adjusted basic EPS from continuing operations (pence)	18.5	21.3	25.0	20.4	18.6	22.2

Exceptional items and remeasurements	36	31		36	31
Loss after tax from discontinued operations	(14)	(327)		(14)	(327)

Total profit for the period (continuing and discontinued)	676	506		745	405
Non-controlling interest (discontinued operations)	-	(2)		-	(2)

Earnings for the period	676	504		745	403

Basic EPS from continuing and discontinued operations (pence)	19.1	13.4		21.1	10.7

Weighted average number of shares	3,539	3,763	3,533	3,539	3,763	3,533

National Grid	2017/18 Half Year Results Statement

Note 1: 2016 estimate including 39% interest in UK Gas Distribution for six months ended 30 September 2016

	Including timing			Excluding timing
Six months ended 30 September	2016	Cadent overlay	2016 estimate including GD stake	2016	Cadent overlay	2016 estimate including GD stake
	£m	£m	£m	£m	£m	£m
Adjusted operating profit	1,443	-	1,443	1,318	-	1,318
Net finance costs	(444)	15	(429)	(444)	15	(429)
Share of post-tax results of joint ventures and associates	31	71	102	31	71	102
Adjusted profit before tax	1,030	86	1,116	905	86	991
Adjusted tax	(228)	(3)	(231)	(204)	(3)	(207)
Adjusted profit after tax	802	83	885	701	83	784
Non-controlling interest	-	-	-	-	-	-
Adjusted earnings for the period from continuing operations attributable to the parent	802	83	885	701	83	784

In determining the 2016 estimate including a 39% stake in UK Gas Distribution, we have imputed additional net income as follows:

-      Reduction to net finance cost of £15m reflecting additional interest receivable on the shareholder loan;

-      Increase in share of post-tax results of joint ventures and associates based on actual operating profit reported by UK Gas Distribution in the first half of 2016/17, less the effect of provisional purchase price adjustments, £79m of finance costs reflecting the cost charged to discontinued operations in the first half of 2016/17, estimated additional financing costs at holding company level and the tax effects thereon.

Note 2: Weighted average number of shares

						Millions
Weighted average number of shares used for basic EPS						3,763
Reduction to reflect implied return of capital						(230)
Weighted average number of shares used for composite measure						3,533

The 230m reduction in the weighted average number of shares is an approximation of the impact of the share consolidation and share buyback had these events taken place during the comparative period.

Reconciliation of net revenue to operating profit by regulated business

	UK Electricity Transmission			UK Gas Transmission
Six months ended 30 September	2017	2016		2017	2016
	£m	£m		£m	£m
Net revenue	959	1,082		299	321
Regulated controllable costs	(167)	(146)		(72)	(60)
Post-retirement costs	(26)	(21)		(9)	(11)
Other operating costs and provisions	2	(5)		2	(3)
Depreciation and amortisation	(226)	(213)		(94)	(88)
Operating profit	542	697		126	159
Less: timing impact	(2)	(87)		18	(44)
Operating profit excluding timing	540	610		144	115
Net revenue excluding timing	957	995		317	277

	US Regulated
Six months ended 30 September	2017	2016	2016[1]
	£m	£m	£m
Net revenue	2,294	2,140	2,269
Regulated controllable costs	(880)	(800)	(848)
Post-retirement costs	(51)	(48)	(51)
Other operating costs and provisions	(602)	(562)	(596)
Depreciation and amortisation	(328)	(295)	(313)
Operating profit	433	435	461
Less: timing impact	93	6	6
Operating profit excluding timing	526	441	467
Net revenue excluding timing	2,387	2,146	2,275

1.	Constant currency basis

National Grid	2017/18 Half Year Results Statement

Reconciliation of net revenue to operating profit by regulated business

Six months ended 30 September	2017	2016	2016[1]
	£m	£m	£m
Net revenue	3,552	3,543	3,672
Regulated controllable costs	(1,119)	(1,006)	(1,054)
Post-retirement costs	(86)	(80)	(83)
Other operating costs and provisions	(598)	(570)	(604)
Depreciation and amortisation	(648)	(596)	(614)
Operating Profit	1,101	1,291	1,317
Less: Timing impact	109	(125)	(125)
Operating profit excluding timing	1,210	1,166	1,192
Net revenue excluding timing	3,661	3,418	3,547

1.	Constant currency basis

Reconciliation of operating profit to adjusted profit before tax by regulated business

	Including timing			Excluding timing
Six months ended 30 September	2017	2016	2016[1]	2017	2016	2016[1]
	£m	£m	£m	£m	£m	£m
Adjusted operating profit for regulated business	1,101	1,291	1,317	1,210	1,166	1,192
NG Ventures and Other	158	152	151	158	152	151
Adjusted operating profit	1,259	1,443	1,468	1,368	1,318	1,343
Adjusted net finance costs	(527)	(444)	(465)	(527)	(444)	(465)
Share of post-tax results of joint ventures and associates	75	31	31	75	31	31
Adjusted profit before tax	807	1,030	1,034	916	905	909

1.	Constant currency basis

Timing impacts

	UK Electricity Transmission £m	UK Gas Transmission £m	US Regulated £m	Total £m
1 April 2017 opening balance	(30)	112	318	400
Restatement of opening balance for timing impacts	(9)	(2)	10	(1)
Restated 1 April 2017 opening balance	(39)	110	328	399
Over/(under) recovery	2	(18)	(93)	(109)
30 September 2017 closing balance to (recover)/return[1]	(37)	92	235	290

1 April 2016 opening balance[1]	(171)	38	148	15
Restatement of opening balance for timing impacts	-	1	(21)	(20)
Restated 1 April 2016 opening balance	(171)	39	127	(5)
Over/(under)recovery[2]	87	44	(6)	125
30 September 2016 closing balance to (recover)/return	(84)	83	121	120
Year on year timing variance	(85)	(62)	(87)	(234)

1.	Closing US Regulated balances restated using the spot exchange rate as at 30 September 2017.
2.	Over/under-recovery restated using the average rate for the 6 months to 30 September 2017.